ARC WIRELESS SOLUTIONS, INC.

6330 North Washington Street, Unit #13

Denver, Colorado 80216-1146

VIA EDGAR CORRESPONDENCE

May 31, 2012

U.S. Securities & Exchange Commission

Attention:	Larry Spirgel, Branch Chief
Celeste M. Murphy, Legal Branch Chief
Ajay Koduri, Staff Attorney
Ivette Leon, Assistant Chief Accountant
Carlos Pacho, Senior Assistant Chief Accountant

Re:	ARC Wireless Solutions, Inc.
Preliminary Proxy Statement
Filed April 13, 2012
File No. 001-33400

Ladies and Gentlemen,

This letter is submitted to the U.S. Securities & Exchange Commission (the “SEC”) as a supplement to our letter dated May 29, 2012 (the “Response Letter”) in response to the comment letter issued by the Staff of the SEC on May 9, 2012 (the “Comment Letter”) in respect of the preliminary proxy statement of ARC Wireless Solutions, Inc., (referred to herein as “ARC” and the “Company”) as filed with the SEC on April 13, 2012 (the “Preliminary Proxy Statement”).

Set forth below is a cross reference index for each of the Staff’s comments showing the page number where our responses may be found in the excerpted pages from our draft amended Preliminary Proxy Statement attached hereto. Please note, for convenience of reference to the staff comments, we have retained the original EDGAR pagination in the attached excerpts; as a result, certain EDGAR page numbers may appear on a subsequent physical page.

U.S. Securities & Exchange Commission	Arc Wireless Solutions, Inc.
Preliminary Proxy Statement – Comment Responses	May 31, 2012

SEC Comment Number	Index to Preliminary Proxy Statement EDGAR Page	Draft Excerpt Page
1.	Set forth only as response to the Staff in the Response Letter.	Set forth only as response to the Staff in the Response Letter.
2.	Edgar Page Numbers 2 and 68.	Excerpt Page Numbers 1-2 and 27-28.
3.	Edgar Page Numbers 3 and 88.	Excerpt Page Numbers 1-2 and 31-32.
4.	Edgar Page Number 3.	Excerpt Page Number 2.
5.	Edgar Page Number 3.	Excerpt Page Number 3.
6.	Edgar Page Number 4.	Excerpt Page Number 3.
7.	Edgar Page Number 4.	Excerpt Page Number 4.
8.	Edgar Page Number 5.	Excerpt Page Number 5.
9.	Edgar Page Number 7.	Excerpt Page Number 6.
10.	Edgar Page Number 14.	Excerpt Page Numbers 7-8.
11.	Edgar Page Number 15.	Excerpt Page Number 9.
12.	Set forth only as response to the Staff in the Response Letter.	Set forth only as response to the Staff in the Response Letter.
13.	Edgar Page Number 19.	Excerpt Page Numbers 10-11.

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U.S. Securities & Exchange Commission	Arc Wireless Solutions, Inc.
Preliminary Proxy Statement – Comment Responses	May 31, 2012

14.	Edgar Page Numbers 33 and 89.	Excerpt Page Numbers 13 and 34.
15.	Set forth only as response to the Staff in the Response Letter.	Set forth only as response to the Staff in the Response Letter.
16.	Edgar Page Numbers 26 and 27.	Excerpt Page Numbers 12 and 14.
17.	Edgar Page Number 43.	Excerpt Page Number 16.
18.	Edgar Page Number 43.	Excerpt Page Numbers 17-22.
19.	Edgar Page Number 44.	Excerpt Page Number 23.
20.	Edgar Page Number 48.	Excerpt Page Number 24.
21.	Edgar Page Numbers 42 and 73.	Excerpt Page Numbers 15 and 29.
22.	Edgar Page Number 88.	Excerpt Page Numbers 31-34.
23.	Set forth only as response to the Staff in the Response Letter.	Set forth only as response to the Staff in the Response Letter.
24.	Set forth only as response to the Staff in the Response Letter.	Set forth only as response to the Staff in the Response Letter.
25.	See Pro Forma submitted as Exhibit A to the Response Letter.	See Pro Forma submitted as Exhibit A to the Response Letter.
26.	See Pro Forma submitted as Exhibit A to the Response Letter.	See Pro Forma submitted as Exhibit A to the Response Letter.

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U.S. Securities & Exchange Commission	Arc Wireless Solutions, Inc.
Preliminary Proxy Statement – Comment Responses	May 31, 2012

27.	See Pro Forma submitted as Exhibit A to the Response Letter.	See Pro Forma submitted as Exhibit A to the Response Letter.
28.

The revised audit report of the auditors of QMT is attached as an exhibit hereto.

The audit report of the other auditors previously relied upon by the QMT auditors is attached as an exhibit hereto and will be filed as a separate audit report with the amended Preliminary Proxy Statement.

The revised audit report of the auditors of QMT is attached as an exhibit hereto.

The audit report of the other auditors previously relied upon by the QMT auditors is attached as an exhibit hereto and will be filed as a separate audit report with the amended Preliminary Proxy Statement.

29.	See the revised audit report of the auditors of QMT attached as an exhibit hereto.	See the revised audit report of the auditors of QMT attached as an exhibit hereto.

[Acknowledgment and Signature Page Follow]

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U.S. Securities & Exchange Commission	Arc Wireless Solutions, Inc.
Preliminary Proxy Statement – Comment Responses	May 31, 2012

The Company respectfully acknowledges to the SEC the following statements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned or our counsel in connection with the foregoing responses to the Comment Letter.

We look forward to hearing from the Staff as soon as reasonably possible regarding whether the responses provided in the amended Preliminary Proxy Statement are satisfactory and whether the Company may file its Definitive Proxy Statement so that the Company may proceed with presenting the matters for action to the shareholders. Thank you very much.

Sincerely yours,

/s/ Theodore Deinard

Theodore Deinard, Interim CEO

cc:	Wuersch & Gering LLP
Attention: Travis L. Gering

Exhibits:	Excerpted Pages from draft amended Preliminary Proxy Statement.

Report of Dreggors, Rigsby & Teal, P.A., dated August 17, 2011 relating to the audit of the consolidated financial statements of Quadrant Metals Technologies LLC for the year ended June 30, 2011 (Note A: May 10, 2012).

Report of Larson, Allen, relating to the audit of the financial statements of Tekna Seal LLC as of June 30, 2011 and 2010.

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ARC Wireless Solutions, Inc. - File No. 001-33400
Preliminary Proxy Statement Filed April 13, 2012
Excerpted Pages: Draft Amended Preliminary Proxy Statement May 31, 2012

AFT to be leading players in key markets with attractive synergies, business mix and strong technological capabilities that fit well with our business development criteria.

We believe that the acquisition of QMT and AFT would accelerate our new growth strategy and enable ARC to become a multi-platform business with a strong global footprint:

•	QMT's FloMet LLC business ("FloMet") would provide a metal injection molding technology platform;

•	QMT's Tekna Seal LLC business ("Tekna Seal") would provide a platform to produce hermetic seals and housings;

•	General Flange & Forge LLC ("GF&F") would provide a platform to convert foreign-purchased alloy steel and stainless steel forging into domestic flanges;

•	TubeFit LLC ("TubeFit") would provide a platform to distribute imported flanges and fittings; and

•	AFT would provide a platform to complement the FloMet metal injection molding technology platform.

We believe that the acquisitions of QMT and AFT will improve our business profile by providing meaningful recurring revenue streams as well as considerable exposure to emerging markets, allowing the combined company to benefit from anticipated growth with prospective short-term and long-term diversified business cycles. We also believe that, following the Acquisitions, there will be significant opportunities to apply our established management techniques to improve margin and return on invested capital. The Acquisitions are expected to provide a platform for additional acquisitions in the special metals markets. The Acquisitions are also expected to deliver accretive earnings and to return enhanced value on invested capital within three to five years.

Some of the more significant synergies among ARC, QMT and AFT include the following:

•	The broad array of technical expertise (materials, processes, technical talent) will allow for sharing and transfer of best practices and technical advancements among the companies;
•	The combination of the businesses is anticipated to create economic efficiencies for significant supplier and vendor negotiation advantages among the businesses, thereby providing potential for significant cost savings and the opportunity for overall margin enhancement going forward;
•	Economies of scale through a larger organization are also expected to facilitate better per-unit pricing on insurance, employee benefits and similar efficiencies;
•	Larger scale revenues and balance sheet assets are anticipated to provide the basis to negotiate better credit terms with suppliers;
•	The presence of AFT in Hungary is expected to provide low cost country manufacturing for distribution in Europe and to emerging markets to supplement the U.S. operations;
•	We intend to explore using ARC's existing relationships and supply chain in China for future production of QMT and AFT products; and
•	Larger scale revenues to support mainly fixed costs are expected to provide greater cost efficiencies for the Company and its shareholders, including, without limitation, with respect to Nasdaq fees, legal compliance costs, audit fees, transfer agent fees, filing fees, annual meeting costs, investor relations costs, board of directors compensation and similar annual expenditures.

We also believe that following the QMT and AFT Acquisitions there will be significant opportunities to apply our established management techniques to improve margin and return on invested capital. The Acquisitions are expected to provide a platform for additional acquisitions. The Acquisitions are also expected to deliver accretive earnings and to return enhanced value on invested capital within three to five years.

In addition, the Company intends to continue to continue to design and develop hardware, including antennas, radios, and related accessories, used in broadband and other wireless networks. We supply our antenna products to public and private carriers, wireless infrastructure providers, wireless equipment distributors, value added resellers and other original equipment manufacturers.

Both the QMT and AFT companies have strong operating platforms and are expected to provide ARC with significant scale and revenue diversity. Company management believes that the combination and synergies of the companies will provide a strong foundation for ARC to become a leading diversified manufacturing company.

Q:	Is ARC entering into Financing Arrangements in Connection with the Acquisitions?

A:	Yes, QMT has received from TD Bank, N.A. ("TD Bank") a commitment letter providing for a revolving line of credit in an amount of up to $10,000,000 and three term loans totaling up to an estimated $[to be updated] with terms ranging from 30 months to ten years (the "Financing Arrangement"). [to be updated] The purpose of the Financing Arrangement with TD Bank is to finance the acquisition of AFT; pay off all existing senior debt of QMT, AFT and their subsidiaries; and to potentially purchase new equipment for AFT's current European operations. All facilities under the Financing Arrangement shall bear interest at a per annum rate equal to a margin between 250 to 300 basis points over the one month London Interbank Offered Rate (LIBOR) and ARC and its subsidiaries will be subject to customary financial covenants. ARC, AFT and QMT's subsidiaries shall serve as the corporate guarantors of this financing arrangement. We will use the proceeds from the financing arrangements with TD Bank to fund, in part, the cash consideration payable in connection with the AFT Acquisition. We expect to complete the financing arrangements prior to the closing of the Acquisitions.

[Insert-Subsequent to the date of filing the initial Preliminary Proxy Statement the Company has continued to negotiate the terms and conditions of the credit facility with TD Bank, N.A. ("TD Bank"). As of the date hereof, the terms of the credit facility have been revised. The changes, together with a high level of detail regarding the terms and conditions of the TD Bank credit facility, will be reflected in the amended Preliminary Proxy Statement.]

Q:	Do any controlling shareholders, executive officers or directors of ARC have interests in the transactions contemplated by the acquisition agreements that may be different from, or in addition to, those of other shareholders of ARC?

A:	Quadrant indirectly owns 74% of the membership interests of QMT. Brean Murray is the controlling shareholder of ARC. Brean Murray and Quadrant are under common control and therefore Brean Murray, Quadrant, ARC and QMT are affiliates under common control. Specifically, Brean Murray controls 100% of the ownership interests of Quadrant as well as, via certain wholly-owned intermediaries, 36.4% of the shares of ARC. Please see the chart set forth below for a detailed description of the relationships, both currently prior to giving effect to the proposed ARC acquisitions of QMT and AFT, as well as the proforma chart giving effect to the ARC acquisitions of QMT and AFT as well as the ancillary transactions discussed herein, between and among Brean Murray, Quadrant, ARC, QMT and other entities, including the proposed name change of ARC.

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[Conform 2 PPT Charts into EDGAR format and insert here prior to SEC Filing]

In addition, the following officers and directors of ARC are also affiliated with Quadrant and Brean Murray: Mr. Jason Young, the Company’s Chairman, has been a Managing Director at Quadrant since 2005, where he is responsible for making investments in US and emerging market companies, and where he frequently serves in active management- or director-level roles. Mr. Theodore Deinard, ARC’s Interim CEO and a director of the Company, is a Managing Director of Quadrant. Ms. Keerat Kaur is a Vice President of Quadrant and the Corporate Secretary of ARC. Mr. Deinard is also related by marriage to an officer of Quadrant. Mr. Jason Young and Mr. Alan Quasha, an officer of Quadrant, each serve on the Board of Directors of QMT and receive fees for such services. Messrs. Young and Deinard have recused themselves from all deliberations and voting of the Board in respect of the QMT acquisition matters. Mr. Young, Mr. Deinard and Ms. Kaur do not directly own any shares of ARC in their own respective names and are not deemed to beneficially own Company shares through any entities other than Brean Murray or Quadrant. Mr. Young and Mr. Deinard are each deemed to share voting and investment power over the shares beneficially owned by Brean Murray. Mr. Viktor Nemeth, a director of ARC, is ~~related by marriage to a family member~~the brother-in-law of ~~an officer~~Mr. Alan Quasha who serves as the Co-Chairman of Brean Murray and the President of Quadrant Management, Inc.

~~On January 21, 2009 ARC entered into an advisory agreement (the “ARC Advisory Agreement”) attached as Annex G to this proxy statement with Quadrant.~~

Pursuant to the original terms of the ARC Advisory Agreement, entered into on January 21, 2009, attached as Annex G to the Preliminary Proxy Statement (the “ARC Advisory Agreement”), Quadrant has provided the Company financial advisory and business consulting services, including restructuring services. In consideration for the restructuring services provided by Quadrant since November 2008 and for ongoing services, the Company originally agreed to pay Quadrant the following compensation: (1) an initial cash fee of $250,000 upon signing the ARC Advisory Agreement; (2) an annual fee of the greater of: (i) $250,000, (ii) 20% of any increase in reported earnings before interest, taxes, depreciation and amortization after adjusting for one-time and non-recurring items (“EBITDA”) for the current financial year over preceding year, or (iii) 20% of reported EBITDA for the current financial year; and (3) all reasonable outof- pocket expenses incurred Quadrant in performing services under the ARC Advisory Agreement.

Quadrant has been paid $250,000 per year since 2008 and has received $1,000,000 in fees in the aggregate since inception of the Agreement. To date, Quadrant has been paid $62,500 in fees for the first quarter of 2012.

The ARC Advisory Agreement technically provides Quadrant the right to receive 20% of ARC’s EBITDA, even if such EBITDA is derived from the QMT acquisition and the AFT acquisition. However, Quadrant has granted waivers to certain provisions of the ARC Advisory Agreement, in the form attached as Annex H to ~~this proxy statement~~the Preliminary Proxy Statement (the “Quadrant Waiver”), such that: (I) in calendar year 2012 Quadrant shall only be paid an annual fee equal to the greater of (i) $250,000; (ii) the product of (a) 20% and (b) the EBITDA of ARC for the twelve months ending December 31, 2012 less the combined EBITDA of QMT and AFT for the twelve months ending February 29, 2012 less the EBITDA of ARC for the twelve months ending December 31, 2011; or (iii) the product of (a) 20% and (b) the reported EBITDA for the financial year of the Company minus the reported EBITDA for QMT and AFT for the twelve months ended February 29, 2012; and (II) in calendar year 2013 Quadrant shall only be paid an annual fee equal to the greater of (i) $250,000; (ii) the product of (a) 20% and (b) the EBITDA of ARC for the twelve months ending December 31, 2013 less the EBITDA of ARC for the twelve months ending December 31, 2012; or (iii) the product of (a) 20% and (b) the reported EBITDA for the financial year of the Company minus the reported EBITDA for QMT and AFT for the twelve months ended February 29, 2012. The ARC Advisory Agreement has been further revised such that it shall no longer extend for

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additional one-year periods after its expiration on December 31, 2013 in the absence of written termination notice by either party.

In consideration for granting the foregoing waiver, and in consideration for substantial merger and acquisition support services rendered to ARC over the past several years, Quadrant and ARC will enter into a Letter Agreement in the form of Annex K to this proxy statement pursuant to which ARC will pay Quadrant transaction fees upon the closing of the QMT and AFT acquisitions, calculated by reference to 2% of the total enterprise value for the QMT acquisition and AFT acquisitions, which shall result in an estimated fee payment to Quadrant by ARC of approximately $1,600,000.

In addition, Quadrant and QMT have entered into a non-exclusive financial advisory agreement, attached as Annex I to this proxy statement (the "QMT Financial Advisory Agreement"), whereby Quadrant performs ongoing consulting and advisory services for QMT through Quadrant personnel (acting at all times as independent contractors to QMT). The scope of such services includes business consulting services, financial advisory services, and other services. In consideration for such services, on January 1, 2012 QMT commenced paying an annual cash fee to Quadrant of $250,000 to be paid in quarterly installments. QMT shall reimburse Quadrant for all reasonable out-of-pocket costs and expenses incurred by Quadrant in connection with the performance of its services. The QMT-Quadrant financial advisory agreement will continue in effect following the acquisition of QMT by the Company and will remain effective through December 31, 2013 in accordance with the QMT Financial Advisory Agreement Amendment attached as Annex J to this proxy statement.

Q:	Why did the ARC Board of Directors form a Special Committee?

A:	Due to the affiliate relationships and conflicts of interest described above, the Board of Directors of ARC appointed a special committee consisting of two disinterested ARC directors (the "Special Committee") formed to represent the interests of the disinterested shareholders of ARC. The Special Committee was given broad authority to evaluate the Company's strategic and financial alternatives, including the QMT transaction. The Special Committee was supported by its own independent special legal counsel and financial advisors. The disinterested directors serving on the Special Committee are Jonathan Bernstein and Lynn Wunderman. Subsequent to the date of formation of the Special Committee in January 2012, Mr. Jerrold Abrahams was appointed as an additional independent director to the Board of ARC but he did not join the Special Committee.

Q:	What is the role of the Special Committee?

A:	The Special Committee has been granted a broad mandate of authority to independently critically review, negotiate at arm's length, and accept or reject the QMT Acquisition and the Securities Sale, as well as to explore alternatives. The Special Committee has been charged with assuring that all relevant facts relating to the QMT Acquisition and the Securities Sale, including any relationships, conflicts, available projections, and financials and relevant history, are disclosed to the disinterested shareholders so that the shareholders can make an informed decision about whether to approve the QMT Acquisition and the Securities Sale. The "disinterested shareholders" are shareholders of the Company who do not have any direct or indirect familial, financial, professional, or employment relationship with the Company, QMT or AFT, or any of their respective subsidiaries or affiliates.

The Special Committee met separately on numerous occasions and was separately represented by independent financial and legal advisors. The Special Committee negotiated all terms and conditions pertaining to the QMT Acquisition and the Securities Sale to the same and full extent as if the parties were at arms-length. Following assessment of the Company's alternatives and evaluation and extensive negotiation by the Special Committee of all terms and conditions of the QMT Acquisition Agreement and

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related agreements, the Special Committee recommended the approval of the proposed QMT Acquisition and the Securities Sale to the full ARC board of directors, having determined that the terms of the QMT Acquisition and the Securities Sale as negotiated are fair to the disinterested shareholders of ARC and in ARC's best interest. Following the recommendation of the Special Committee, the QMT Acquisition and the Securities Sale were approved by our entire Board of Directors.

The Company's Articles of Incorporation provide that interested party transactions with the Company shall be deemed to be ratified if a majority of a quorum of the shareholders having voting power shall have approved such matter. Since Brean Murray will constitute part of the quorum at the Annual Meeting, Brean Murray will vote on Proposal No. 2 in order to ensure compliance with the express terms of the Company's Articles of Incorporation in connection with the approval of the QMT Acquisition and the Securities Sale. Notwithstanding, the QMT Acquisition and the Securities Sale will be deemed approved only if a majority of the disinterested shareholders voting on the proposal vote in favor of the QMT Acquisition and the Securities Sale. Accordingly, only disinterested shares of ARC Common Stock voting "for", "against" or "abstain" on Proposal No. 2 will determine whether Proposal No. 2 will be approved and whether ARC will close the QMT Acquisition and the Securities Sale. Shares of Common Stock represented by executed but unmarked proxies will be voted "for" Proposal No. 2. Broker non-votes will be counted only for purposes of quorum and will not be counted for, against or abstaining from Proposal No. 2.

None of the officers, directors or shareholders of ARC have any ownership interest in AFT or any other relationship which could cause a conflict of interest with respect to the acquisition of AFT. Neither Quadrant nor any persons affiliated with QMT have any relationships that would cause a conflict of interest with respect to the AFT acquisition.

Q:	What is the amendment to ARC's Amended and Restated Articles of Incorporation?

A:	If the shareholders approve the 1:1.95 shares Reverse Stock Split and the corporate name change, we will following the closing of the transactions contemplated by the Acquisitions file with the Secretary of State of the State of Utah an Amended and Restated Articles of Incorporation, in the form attached as Annex A to this proxy statement, which upon effectiveness will only cause the effectiveness of the Reverse Stock Split and change the name of the Company from "ARC Wireless Solutions, Inc." to "ARC Group Worldwide, Inc." No other changes or modifications will be made to the Amended and Restated Articles of Incorporation.

Q:	What agreements has ARC entered into, or is ARC entering into, in connection with the transactions contemplated for the acquisition of QMT and AFT?

A:	We have entered into the QMT Acquisition Agreement with the owners of QMT and Carret P.T., LP, pursuant to which we will acquire 100% of the issued and outstanding membership interests of QMT in exchange for the issuance of an aggregate of 7,857,898 shares of ARC Common Stock (equal to 4,029,691 shares after giving effect to the proposed 1:1.95 Reverse Stock Split) at an exchange price of $4.00 per share ($7.80 per share giving effect to the proposed 1-for-1.95 Reverse Stock Split); and Carret P.T., LP will simultaneously purchase 112,648 newly-issued shares of ARC's Common Stock (equal to 57,768 shares of ARC Common Stock after giving effect to the proposed 1:1.95 Reverse Stock Split) at $4.00 per share ($7.80 per share giving effect to the proposed 1-for-1.95 Reverse Stock Split) in consideration for cash investment in ARC of $450,594

We have entered into the AFT Acquisition Agreement. Pursuant to the terms of the AFT Acquisition Agreement, we will acquire 100% ownership of AFT and the AFTE SPV in consideration for the payment to PCC of $25,400,000 in cash and $17,600,000 in the form of the Convertible Note. Under the terms of the AFT Acquisition Agreement and ancillary agreements thereto, we will acquire all of the real property of

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Q:	Why is ARC seeking shareholder approval of the Acquisitions and issuance of the shares of Common Stock as described in Proposal Nos. 2 and 3?

A:	Our Common Stock is listed on the Nasdaq Capital Market ("NASDAQ") and we are therefore subject to the listing rules and requirements of NASDAQ. These rules, which apply to the proposed issuance of the shares of Common Stock, require shareholder approval for an issuance of Common Stock, or securities convertible into Common Stock, in a transaction or series of related transactions equal to or greater than 20% of our Common Stock outstanding before the issuance of the additional securities. The NASDAQ Rules also require shareholder approval if any of ARC's directors, officers or shareholders with more than 5% ownership, directly or indirectly have an interest in the company or assets to be acquired and the present issuance of Common Stock could result in an increase in outstanding Common Stock or voting power of ARC of more than 5%. The shares of Common Stock to be issued represent greater than 20% of our outstanding Common Stock. Quadrant indirectly owns 74% of the membership interests of QMT. Brean Murray is the controlling shareholder of ARC. Brean Murray and Quadrant are under common control and therefore Brean Murray, Quadrant, ARC and QMT are affiliates under common control. Mr. Jason Young and Mr. Alan Quasha, an officer of Quadrant, each serve on the Board of Directors of QMT. Therefore, under the NASDAQ Rules, shareholder approval is required for the issuance of the shares of Company Common Stock pursuant to the proposed terms of the QMT Acquisition, the Securities Sale as well as the contingent issuance of shares of Company Common Stock in the event of conversion of the convertible note to be issued pursuant to the proposed terms of the AFT Acquisition.

In addition, under the Utah Revised Business Corporations Act (the "URBCA"), the QMT Acquisition and the Securities Sale constitute conflicting interest transactions. Conflicting interest transactions may not be enjoined, be set aside, or give rise to an award of damages or other sanctions, in a proceeding by a shareholder or by or in the right of the corporation, solely because the director, or any person with whom or which the director has a personal, economic, or other association, has an interest in the transaction, if certain procedures are undertaken by the corporation. ARC is submitting the QMT Acquisition to the separate vote of the disinterested shares as part of the procedures undertaken by ARC responsive to the URBCA.

Under Section 16-10a-853 of the Utah Revised Business Corporation Act, a transaction may not be enjoined, set aside, or give rise to an award of damages or other sanctions, in a proceeding by any shareholder or by or in the right of the corporation, solely because the director, or any person with whom or which the director has a personal, economic, or other association, has an interest in the transaction, if the transaction has been approved by a majority of the votes entitled to be cast by disinterested shareholders present in person or by proxy at a meeting properly called for such purpose. As such, if the QMT Acquisition is approved by a majority of disinterested shareholders present and voting at the Annual Meeting in person or by proxy, the shareholders of the Company would thereafter have no basis for further claims under state law in such regard.

Q:	What quorum and vote is required in connection with each of the proposals?

~~Q:~~	~~What quorum and vote is required in connection with each of the proposals?~~

A:	A quorum, consisting of the holders of a majority of the shares of our Common Stock entitled to vote as of the record date of the Annual Meeting, must be present in person or represented by proxy before any action may be taken at the Annual Meeting. Except for abstentions in connection with Proposal No. 2, discussed in further detail below, abstentions and broker non-votes will be treated only as shares that are present for purposes of ascertaining whether there is a quorum sufficient for the Annual Meeting to be convened and conduct the business of the meeting.

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ability and the ability our customers to access required capital at a reasonable costs; our ability to expand our business in our targeted markets; our ability to cross-sell our product portfolio to existing and new customers of QMT and AFT; the level of capital investment and expenditures by our customers in our strategic markets; our financial performance; our ability to identify, address and remediate any material weakness in our internal control over financial reporting; our ability to achieve or maintain credit ratings and the impact on our funding costs and competitive position if we do not do so; and others risks and factors as disclosed in this proxy statement under the caption "Risk Factors". Other unknown or unpredictable factors could also cause actual results to differ materially from those in any forward-looking statement.

Due to such uncertainties and risks, readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. None of ARC, QMT or AFT undertakes any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required. Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of ARC or any of its subsidiaries, QMT or AFT, or the scope of business following completion of the acquisitions, unless otherwise expressly stated.

SUMMARY

This summary highlights selected information also contained elsewhere in this proxy statement related to the matters you are being asked to vote upon and may not contain all of the information important to you. You should read this entire document and the other documents to which this proxy statement refers you to fully understand the matters you are being asked to vote upon. Each item in this summary refers to the page where that subject is hereinafter discussed in more detail.

The Transactions

The QMT Acquisition Agreement (see page 109)

Prior to the QMT Acquisition, Quadrant owns, through its wholly-owned subsidiaries QMP Holdings Corp. (“QMP”) and QTS Holdings Corp. (“QTS”) seventy-four percent (74%) of the membership interests (the “Membership Interests”) of QMT with the remaining twenty-six percent (26%) owned by three individual parties, Mr. John Schoemer, Mr. Arlan Clayton and Mr. Robert Marten, the CEO of QMT (the “Non-Controlling QMT Investors” and, together with QMP and QTS, the “QMT Sellers”). On April 6, 2012, ARC entered into a Membership Interests Purchase Agreement with the QMT Sellers in which ARC will acquire all of the Membership Interests from the QMT Sellers in exchange for newly issued shares of ARC (the “QMT Acquisition Agreement”). Under the terms of the QMT Acquisition Agreement, at the closing, we will issue a total of 7,857,898 newly-issued shares of ARC Common Stock (equal to 4,029,691 shares after giving effect to the proposed 1:1.95 Reverse Stock Split) (the “QMT Shares”) at an exchange price of $4.00 per share ($7.80 per share giving effect to the proposed 1- for-1.95 Reverse Stock Split) in exchange for 100% of the QMT Membership Interests. The QMT Shares will consist of 5,808,066 newly issued shares of Common Stock to be issued in the aggregate to two wholly-owned subsidiaries of Quadrant: QMP Holdings Corp. (“QMP”) and QTS Holdings Corp. (“QTS”) (equal to 2,978,495 shares after giving effect to the proposed 1:1.95 Reverse Stock Split), and a total of 2,049,831 newly issued shares of Common Stock to be issued to the Non-Controlling QMT Investors (equal to 1,051,195 shares after giving effect to the proposed 1:1.95 Reverse Stock Split). Simultaneously at closing of the QMT Acquisition Agreement, Carret P.T., LP, an affiliate of Brean Murray Carret Group, Inc. (“Brean Murray”), will purchase from ARC 112,648 newly-issued shares of ARC’s Common Stock (equal to 57,768 shares of ARC Common Stock after giving effect to the proposed 1:1.95 reverse stock split) at $4.00 per share ($7.80 per share giving effect to the proposed 1-for-1.95 Reverse Stock Split) in consideration for a cash investment in ARC of $450,594.

The following chart sets forth ownership of QMT prior to the transaction:

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Shareholder	Shares Owned	Percentage of Shares
QMP Holdings Corp.	18,614	49.71%
QTS Holdings Corp.	9,063	24.20%
Arlan Clayton	7,490	20.00%
John Schoemer	1,498	4.00%
Robert Marten	780	2.08%
Total	37,445	100.0%

Quadrant is the owner of QTS Holdings Corp. and QMP Holdings Corp., constituting approximately 74% ownership of QMT prior to the acquisition by ARC.

Stockholder Meeting and Board Recommendation regarding QMT Acquisition (see page 109)

The QMT Acquisition Agreement requires us to present and recommend to the ARC shareholders the adoption of the QMT Acquisition Agreement and obtain the approval of the QMT Acquisition and the Securities Sale by the affirmative vote of the holders of at least a majority of shares held by disinterested holders of the ARC's Common Stock present and voting on such proposal (in person or by proxy) at a meeting at which at least a majority of all shares of ARC's Common Stock are present for quorum purposes.

Other Covenants and Agreements regarding QMT Acquisition (see page 111).

Following the execution of the QMT Acquisition Agreement, the QMT Sellers are generally required to operate the business of QMT in the same manner as it has been operated in the past until the closing. The parties acknowledge that QMT may make distributions of cash to its members following the execution of the QMT Acquisition Agreement and prior to the closing, provided that there is not less than $250,000 cash in QMT accounts at closing and non-cash working capital in amount equal to not less than 20% of the trailing twelve months' net sales of the Company, as determined as of the most recent calendar month-end prior to the closing date.

From the date of the QMT Acquisition Agreement to the date of closing or termination of the QMT Acquisition Agreement, the QMT Sellers and QMT are required to refrain from initiating, engaging or entering into a different agreement to engage in a transaction concerning any acquisition, equity or debt financing, joint venture, merger, reorganization, consolidation, recapitalization, business combination, liquidation, dissolution, share exchange, sale of stock, sale of material assets or similar business transaction involving QMT or any subsidiary (an "Alternate Transaction"). However, ARC is expressly entitled to initiate, solicit or encourage or otherwise facilitate an Alternate Transaction with any party concerning an Alternate Transaction involving ARC, and may, subject to delivery of certain required notices, terminate the QMT Acquisition Agreement and enter into an alternative transaction which the Special Committee believes in good faith to be a "Superior Proposal" as defined in the QMT Acquisition Agreement, giving full consideration to the potentially negative effect such alternative transaction may have on the AFT Acquisition.

Conditions to Closing regarding QMT Acquisition (see page 112)

Consummation of the transactions contemplated by the QMT Acquisition Agreement is conditional upon, among other matters, of (i) approval of the transactions contemplated by the QMT Acquisition Agreement by an affirmative vote of the stockholders holding at least a majority of the shares of ARC Common Stock held by disinterested holders of shares of ARC Common Stock present and voting on the transaction at a meeting in which at least a majority of all shares of ARC Common Stock are present for quorum purposes; (ii) if ARC is required to file an application pertaining to the continuation of listing for trading of its securities on NASDAQ or other national securities exchange, such application or applications, as the case may be, shall have been approved in writing by the respective securities regulatory organizations such that ARC's Common Stock must remain eligible and qualified for trading on at least one national securities exchange immediately following the closing date and free from any

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delisting determination, notice of non-compliance with listing criteria or similar proceeding; (iii) there must be not less than $250,000 cash in QMT accounts at closing and having non-cash working capital in amount equal to not less than 20% of the trailing twelve months' net sales of the Company, as determined as of the most recent calendar month-end prior to the closing date; (iv) the Company shall have received the opinion of its financial advisor as to the fairness of the transaction from a financial point of view, which opinion shall be in form and substance reasonably acceptable to the Company and the Special Committee; and (v) other customary closing conditions.

Purchase of ARC Common Stock by Carret P.T., LP

~~Carret P.T., LP, which is an affiliate of Brean Murray, will purchase from ARC 57,768 newly-issued shares of ARC’s Common Stock in exchange for a cash investment of $448,542 (giving effect to the proposed 1:1.95 reverse stock split) (the “Securities Sale”).~~

As part of the QMT Acquisition Agreement, simultaneously at closing of the QMT Acquisition Agreement, Carret P.T. LP, an affiliate of Brean Murray, will purchase from ARC, at a purchase price of $4.00 per share ($7.80 per share giving effect to the 1-for-1.95 Reverse Stock Split), 112,648 shares of ARC Common Stock (equal to 57,768 shares of ARC Common Stock after giving effect to the proposed 1:1.95 Reverse Stock Split) for total cash investment of $450,594 by Carret P.T., LP (the "Securities Sale"). The reasons for this Securities Sale are as follows: following the QMT Acquisition, the former shareholders of QMT will own 71% of the value of ARC. QMI could accomplish the proposed transaction without recognizing taxable gain if the transaction qualifies as a tax-free contribution of the QMT interests to ARC under Section 351 of the Internal Revenue Code of 1986, as amended (the "351 Transaction"). In order to qualify as a tax-free exchange, the 351 Transaction must result in the group of transferors of property to ARC owning at least 80% of the voting power and value of the outstanding stock of the transferee corporation. The Securities Sale is expected to accomplish meeting the conditions required for the 351 Transaction tax treatment. The proceeds of the Securities Sale will be available for general corporate purposes of ARC after closing of the Securities Sale.

There would be no tax effect on the unaffiliated shareholders of ARC if the purchase is not made by Carret. If Carret does not make the stock purchase, then the sole tax result is that the QMT shareholders would become subject to tax as of the date of exchange of their QMT membership interests for shares of ARC common stock. For purposes of clarity, the shareholders of ARC will not be subject to a taxable transaction in connection with the QMT Acquisition irrespective of whether Carret purchases or does not purchase the new shares of ARC Common Stock. Only the holders of QMT Membership Interests are affected for purposes of tax treatment with respect to the Carret purchase of ARC Common Stock.

Termination of the QMT Acquisition Agreement (see page 113)

Prior to the closing, the QMT Acquisition Agreement may be terminated for the following reasons:

•	by ARC at any time prior to completion of the issuance of the QMT Shares, if any of the QMT Sellers or QMT has (i) breached any of their representations, warranties or covenants under the QMT Acquisition Agreement and failed to cure such breach within 15 days from written notice of such breach and (ii) such breach, if not cured, would give rise to the failure to meet certain conditions to closing;

•	by the QMT Sellers at any time prior to completion of the issuance of the QMT Shares, if ARC (i) has breached its representations or undertakings under the QMT Acquisition Agreement and failed to cure such breach within 15 days from written notice of such breach and (ii) such breach, if not cured, would give rise to the failure to meet certain conditions to closing;

~~☐~~

•	by the QMT Sellers or ARC, if the closing has not occurred on or before June 25, 2012 due to the failure of any condition precedent from taking place (unless the failure is caused by the party that gives notice of the termination);

•	by ARC in connection with a Superior Proposal; or

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(b)	At the option of PCC at any time in connection with a sale of ARC, in which case the conversion ratio will be determined on the basis of the lower of the 30-day average trading value of the Common Stock immediately preceding announcement of the sale transaction and the 30-day average trading value of the Common Stock immediately preceding the closing of the sale transaction.

(c)	At the option of PCC at any time at the Conversion Rate if ARC is then in default under the terms of the AFT Convertible Note.

(d)	At the option of ARC, any portion of the principal amount of the AFT Convertible Note, provided that the entire amount of such acquired Common Stock may be sold by PCC under SEC Rule 144 in a single three-month period. Provided that the sale of the Common Stock is completed within five business days of the conversion, ARC shall reduce the portion of the principal amount of the AFT Convertible Note by the proceeds of PCC's sale of the Common Stock.

(e)	If PCC sells the Common Stock issued upon conversion of the AFT Convertible Note within five business days of its issuance, which period may be extended if PCC is unable to sell the Common Stock due to the Volume Limitation, PCC shall pay to ARC the amount, if any, by which the sale proceeds of the Common Stock (the "Sale Proceeds") exceed the corresponding principal and interest of the AFT Convertible Note that PCC converted into the Common Stock (the "Note Proceeds"). PCC may elect to satisfy this payment by having the principal of the AFT Convertible Note reduced on a dollar-for-dollar basis. ARC will pay PCC to the extent the Note Proceeds exceed the Sale Proceeds, provided ARC may elect to pay this amount by increasing the principal of the AFT Convertible Note on a dollar-for-dollar basis.

Interests of ARC's Executive Officers and Directors in the AFT Transaction

Our executive officers and directors have interests in the transactions contemplated by the AFT Acquisition Agreement that may be different from, or in addition to, the interests of the other ARC stockholders. In particular, each of Theodore Deinard, ARC's Interim Chief Executive Officer, Acting Chief Financial Officer and Director, Jason T. Young, ARC's former Chief Executive Officer, Chairman of the Board and Director and Keerat Kaur, ARC's Corporate Secretary, are employed by Quadrant. Quadrant indirectly owns 74% of the membership interests of QMT. Brean Murray is the controlling shareholder of ARC. Brean Murray and Quadrant are under common control and therefore Brean Murray, Quadrant, ARC and QMT are affiliates under common control. Mr. Jason Young and Mr. Alan Quasha, an officer of Quadrant, each serve on the Board of Directors of QMT.

Pursuant to the original terms of the ARC Advisory Agreement entered into on January 21, 2009, attached as Annex G to the Preliminary Proxy Statement (the "ARC Advisory Agreement"), Quadrant has provided the Company financial advisory and business consulting services, including restructuring services. In consideration for the restructuring services provided by Quadrant since November 2008 and for ongoing services, the Company originally agreed to pay Quadrant the following compensation: (1) an initial cash fee of $250,000 upon signing the ARC Advisory Agreement; (2) an annual fee of the greater of: (i) $250,000, (ii) 20% of any increase in reported earnings before interest, taxes, depreciation and amortization after adjusting for one-time and non-recurring items ("EBITDA") for the current financial year over preceding year, or (iii) 20% of reported EBITDA for the current financial year; and (3) all reasonable out-of-pocket expenses incurred Quadrant in performing services under the ARC Advisory Agreement.

Quadrant has been paid $250,000 per year since 2008 and has received $1,000,000 in fees in the aggregate since inception of the Agreement. To date, Quadrant has been paid $62,500 in fees for the first quarter of 2012.

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The ARC Advisory Agreement technically provides Quadrant the right to receive 20% of ARC’s EBITDA, even if such EBITDA is derived from the QMT acquisition and the AFT acquisition. However, Quadrant has granted waivers to certain provisions of the ARC Advisory Agreement, in the form attached as Annex H to the Preliminary Proxy Statement (the “Quadrant Waiver”), such that: (I) in calendar year 2012 Quadrant shall only be paid an annual fee equal to the greater of (i) $250,000; (ii) the product of (a) 20% and (b) the EBITDA of ARC for the twelve months ending December 31, 2012 less the combined EBITDA of QMT and AFT for the twelve months ending February 29, 2012 less the EBITDA of ARC for the twelve months ending December 31, 2011; or (iii) the product of (a) 20% and (b) the reported EBITDA for the financial year of the Company minus the reported EBITDA for QMT and AFT for the twelve months ended February 29, 2012; and (II) in calendar year 2013 Quadrant shall only be paid an annual fee equal to the greater of (i) $250,000; (ii) the product of (a) 20% and (b) the EBITDA of ARC for the twelve months ending December 31, 2013 less the EBITDA of ARC for the twelve months ending December 31, 2012; or (iii) the product of (a) 20% and (b) the reported EBITDA for the financial year of the Company minus the reported EBITDA for QMT and AFT for the twelve months ended February 29, 2012. The ARC Advisory Agreement has been further revised such that it shall no longer extend for additional one-year periods after its expiration on December 31, 2013 in the absence of written termination notice by either party.

In consideration for granting the foregoing waiver, and in consideration for substantial merger and acquisition support services rendered to ARC over the past several years, Quadrant and ARC will enter into a Letter Agreement in the form of Annex K to this proxy statement pursuant to which ARC will pay Quadrant transaction fees upon the closing of the QMT and AFT acquisitions, calculated by reference to 2% of the total enterprise value for the QMT acquisition and AFT acquisitions, which shall result in an estimated fee payment to Quadrant by ARC of ~~an aggregate of~~ approximately $1,600,000.

ANNUAL MEETING OF SHAREHOLDERS

Date, Time and Place

The Annual Meeting of the shareholders of ARC Wireless Solutions, Inc. (referred to herein as “ARC” or the “Company”) will be held on ~~May 14,~~June ___, 2012 at 10:00 AM (Eastern Daylight Time) (the “Annual Meeting”) at the offices of Carret Asset Management, LLC, 40 West 57th Street, 20th Floor, New York, NY, 10019 for the following purposes:

1.	To elect a Board of Directors consisting of six directors;

2.	To approve (i) the acquisition of Quadrant Metals Technologies, LLC ("QMT") and the issuance of 7,857,898 shares of ARC Common Stock (equal to 4,029,691 shares after giving effect to the proposed 1:1.95 Reverse Stock Split) at an exchange price of $4.00 per share ($7.80 per share giving effect to the proposed 1-for-1.95 Reverse Stock Split); and (ii) the sale and issuance of 112,648 shares of ARC Common Stock (equal to 57,768 shares of ARC Common Stock after giving effect to the proposed 1:1.95 Reverse Stock Split) at $4.00 per share ($7.80 per share giving effect to the proposed 1-for-1.95 Reverse Stock Split) to Carret P.T., LP in consideration for a cash investment in ARC of $450,594 (the "Securities Sale");

3.	To approve the acquisition of Advance Forming Technology, Inc. ("AFTI"); and the Hungarian special purpose acquisition company holding the Hungarian AFTE assets currently owned by AFT Europa KFT (the "AFTE SPV", collectively referred to together with AFTI as "AFT", and the acquisitions thereto collectively referred to as the "AFT Acquisition" and together with the QMT Acquisition, the "Acquisitions"), and to approve the contingent issuance of shares of Company Common Stock underlying a convertible note to be issued by the Company to the seller of AFT in partial consideration

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INCORPORATION TO AUTHORIZE THE NAME CHANGE;

•	"FOR" THE RATIFICATION OF THE SELECTION OF HEIN & ASSOCIATES LLP AS OUR INDEPENDENT CERTIFIED ACCOUNTANTS FOR THE YEAR ENDING DECEMBER 31, 2012; AND

•	"FOR" THE PROPOSAL TO AUTHORIZE THE ADJOURNMENT OF THE ANNUAL MEETING (IF NECESSARY) TO SOLICIT ADDITIONAL PROXIES IF THERE ARE INSUFFICIENT VOTES AT THE TIME OF THE ANNUAL MEETING TO APPROVE THE PROPOSALS SET FORTH ABOVE.

RISK FACTORS

General Risks Related to the Acquisitions

The four companies in which QMT owns majority interests, FloMet LLC, Tekna Seal LLC, General Flange & Forge LLC and TubeFit LLC (collectively referred to herein as the “QMT Group”) ~~and AFT companies~~ have limited numbers of customers.

The QMT Group ~~and AFT~~ companies rely on certain key customers for the majority of their respective product sales, thus exposing the combined businesses to potential customer concentration risk. The five largest customers of the QMT Group of companies as a whole, include Medventure Technology Corp., Ormco Corporation, Covidien Medical Products, Goodrich Sensor Systems, and Starkey Laboratories Inc. The decision by these key customers to cease adoption of the companies’ products, to switch suppliers or to dramatically reduce product order volumes, could negatively impact the companies’ topline impacting their operating results and overall profitability. Over the last few years, the companies have been focused on mitigating this risk. Senior management has made concerted efforts to broaden their customer base within their existing product markets as well as diversify to other market segments. Our customer base may remain concentrated and may subject us to risk of loss of key customers. Going forward, the companies will continue to focus on customer diversification and intend to reduce their dependency on certain customers.

The QMT Group and AFT companies face pricing pressures.

Due to severe economic conditions, the QMT Group and AFT companies' respective customers are under pressure to reduce pricing on their products. Consequently, as suppliers to these end markets, these pricing pressures are passed on to the companies. Such pricing reductions could put pressure on the companies' gross margins negatively impacting the overall profitability of the businesses. However, many of the products manufactured contain higher technology and thus have helped the companies better manage demands from customers for lower prices. Many of the technologies are proprietary and difficult to replicate. In past instances, the QMT Group and AFT companies have been able to avoid such price reduction requests without losing the customers to competition due to the difficulty level in manufacture of such components and the long-standing relationship the companies have managed to create and maintain with the customers. There can be no guarantee that this will continue and reductions in prices would harm our margins and operating results.

The profitability of the QMT Group and AFT companies is threatened by producers in low cost countries.

Over the past several years, the businesses of the QMT Group and AFT companies have been under pricing pressure from increasing global competition, primarily from Asia and other low cost areas. The QMT Group and AFT companies' sales could be negatively impacted by decisions by major customers to move production of devices offshore - although historically this has not occurred because of the difficulty to manufacture many of the products provided to those customers. In particular, to date, whenever any customer has moved manufacture of certain parts,

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In order to maintain and enhance our competitive position, we intend to continue our investment in manufacturing quality, marketing, customer service and support, and distribution networks. We may not have sufficient resources to continue to make these investments and we may not be able to maintain our competitive position. Our competitors may develop products that are superior to our products, develop methods of more efficiently and effectively providing products and services, or adapt more quickly than us to new technologies or evolving customer requirements. Some of our competitors may have greater financial, marketing and research and development resources than we have. As a result, those competitors may be better able to withstand the effects of periodic economic downturns. In addition, pricing pressures could cause us to lower the prices of some of our products to stay competitive. We may not be able to compete successfully with our competitors. If we fail to compete successfully, the failure may have a material adverse effect on our business, financial condition and results of operations.

The QMT Group and AFT may be subject to risks arising from changes in technology.

The supply chains in which the QMT Group and AFT operate are subject to technological change and changes in customer requirements. The Company cannot provide any assurance that it will successfully develop new or modified types of products or technologies that may be required by its customers in the future. Following completion of the Acquisitions, should the QMT Group and AFT not be able to maintain or enhance the competitive values of its products or develop and introduce new products or technologies successfully, or if new products or technologies fail to generate sufficient revenues to offset research and development costs, the Company's businesses, financial condition and operating results could be materially and adversely affected.

Other General Risk Considerations Relating to the Acquisitions

We may fail to realize the anticipated benefits and operating synergies expected from the Acquisitions, which could adversely affect our business, financial condition and operating results.

The success of the Acquisitions will depend, in significant part, on our ability to successfully integrate the acquired businesses, grow the acquired businesses revenue and realize the anticipated strategic benefits and synergies from the combination. If we are not able to achieve these objectives and realize the anticipated benefits and synergies expected from the Acquisitions within a reasonable time, our business, financial condition and operating results may be adversely affected.

The Acquisitions could result in significant integration costs and any material delays or unanticipated additional expense may harm our business, financial conditions and results of operations.

The Company may incur costs associated with the integration of the QMT Group and AFT. The Company estimates the total integration costs could be in the range of $300,000 to $500,000. Unanticipated additional expense associated with integration activities may harm our business, financial conditions and results of operations.

We may not be able to integrate the QMT Group with AFT successfully.

The Acquisitions involve the integration of two businesses that previously operated independently. The integration of the departments, systems, business units, operating procedures and information technologies of the two businesses will present a significant challenge to management. There can be no assurance that we will be able to integrate and manage these operations effectively. The failure to successfully integrate the two businesses in a timely manner, or at all, could have an adverse effect on our business, financial condition and results of operations. The difficulties of combining the QMT Group with AFT include:

•	the necessity of coordinating geographically separated organizations;
•	implementing common systems and controls;

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there is also a risk that ARC would not qualify or satisfy the listing requirements for NASDAQ if ARC is required to file a new listing application. The Company may determine to file a new listing application with the American Stock Exchange (the "AMEX") if it does not qualify for listing on NASDAQ or if the Company determines to seek another national securities trading platform other than NASDAQ. If the Company is unable to satisfy new listing application requirements on NASDAQ or is denied continued listing, or if the Company is unable to obtain approval for listing on the AMEX, the Company expects that its securities would trade on the over-the-counter bulletin board unless and until such time as the Company qualifies for listing on a national securities exchange. If the Company is not able to satisfy the national securities listing requirement it may not be able to close the QMT Acquisition, unless the national securities listing requirement closing condition is waived. Any denial of continued trading of the Company's securities on NASDAQ, or alternatively on AMEX, could adversely affect the ability of shareholders to trade, sell or margin their shares of the Company and could adversely affect the publicly quoted share prices of the Company's securities.

Risks Particular to AFT

AFT is vulnerable to changes made by its suppliers.

AFT buys metal powders from a number of different sources, however any particular grade of powder is typically single sourced to reduce variability in the material. Consolidation in the supplier base could negatively impact availability of certain grades of powders.

AFT has particularly concentrated customers.

Approximately 60% of AFT's U.S. sales and 85% of AFTE's sales are attributable to its 5 largest customers, with one customer in the U.S. and Europe comprising more than 20% of total sales. Management has been making concerted efforts to diversify AFT's customer base. The five largest customers of AFT include Black & Decker, Inc., CompX Security Products Inc., Smith & Wesson Corp., and Sturm, Ruger & Co., Poslovni System Cimos.

AFT's customers have indicated that they are all under significant pressure to cut prices, which may adversely affect orders made to AFT in the future.

Pricing pressure experienced by a significant AFT customer could adversely affect AFT's prospective profitability. Customers of AFT have indicated that certain purchases may decline in the long term which could adversely affect the business of AFT and our Company in the future.

Short term shortages of raw materials might adversely affect AFT.

For the last several years there has been a shortage worldwide of capacity for certain metal powders resulting in MIM manufacturers being on restricted allocation of those materials (based on historical usage levels). This may adversely affect the ability to grow the business if the alloy required for an application is one of these powders currently on allocation. However, several major metal powder manufacturers have announced significant expansion plans that should eliminate these restrictions over the next few years.

AFT may be adversely impacted by regulations related to the production offirearms.

AFT focuses on six market segments including the production of firearms. AFT has manufactured gun components for many industry leaders across North America for more than 20 years. Over the years, AFT has produced hundreds of turnkey revolver, pistol and long gun parts for leading gun companies, including Smith and Wesson and Sturm Ruger. Currently, the firearms market segment makes up roughly 45% of total sales of AFT and is a focus area for AFT. The recent increase in revenues witnessed by AFT was largely driven by both increased demand across most market segments as the economy strengthened and significant new business awarded to AFT by the firearms

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TubeFit could be adversely impacted by targeted competition.

Because it is a small start-up, TubeFit could be negatively impacted should a larger competitor decide to specifically target it from a competitive basis. However, management considers this to be unlikely because the overall market in the area is growing substantially because of the growth in the energy markets where many of the products are used.

Political change and instability may adversely impact TubeFit's ability to acquire raw materials.

Suppliers of fittings and flanges are primarily located in India and South Korea. Political instability either internal to those countries or external threats from unstable neighboring countries could adversely impact the ability of those suppliers to maintain normal supplies. Domestic policy changes in India under consideration could negatively impact pricing of components purchased from manufacturers in that country which could have near-term negative impacts on margins.

Changes in the global economy could adversely impact TubeFit.

A significant slowdown in the global economy that also adversely impacts domestic demand for energy sources could reduce overall demand for TubeFit's products.

TubeFit has only recently commenced its involvement in the metal component fabrication industry. The uncertainty and costs associated with our support of the growth and development of TubeFit in the metal component fabrication industry and its continued integration into QMT could adversely affect our overall results of operations.

TubeFit was formed on November 1, 2011. TubeFit has had limited involvement in the metal component fabrication industry. In addition, although we believe the management and personnel for TubeFit are experienced in the metal component fabrication industry, we cannot assure you that we will be able to successfully grow, develop and integrate TubeFit as a meaningful contributor into the overall QMT business. In particular, the significant risks associated with TubeFit regarding its recent involvement in the metal component fabrication industry include the following:

•	our ability to attract new customers to TubeFit and retain existing customers;
•	diversion of management's time and focus from operating our business to address TubeFit integration challenges;
•	cultural and logistical challenges associated with integrating new TubeFit employees;
•	our ability to integrate the combined products, services and technology with TubeFit;
•	the integration and migration to TubeFit of the QMT technology platforms;
•	our ability to cross-sell TubeFit products to new and existing clients;
•	our ability to realize expected synergies with TubeFit;
•	the need to implement into TubeFit internal controls, procedures and policies appropriate for the public company, including, but not limited to, processes required for the effective and timely reporting of the financial condition and results of operations of the newly acquired business, both for historical periods prior to the acquisition and on a forward-looking basis following the acquisition;
•	possible write-offs or impairment charges that result from TubeFit;
•	unanticipated or unknown liabilities that may arise in connection with the TubeFit businesses;
•	the need to fully integrate the QMT accounting, management information, human resources, and other administrative systems to permit effective management at TubeFit; and
•	any change in one of the many complex federal or state laws or regulations that govern any aspect of the financial or business operations of TubeFit, and the interface of the businesses with QMT as a whole.

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If the actual outcomes of one or more of the risks discussed above are detrimental to TubeFit, our overall business could be adversely affected.

Risks Particular to ARC

A material disruption at any of manufacturing facilities operated by ARC could adversely affect our ability to generate sales and meet customer demand.

If operations at the manufacturing facilities operated by ARC were to be disrupted as a result of significant equipment failures, natural disasters, power outages, fires, explosions, terrorism, adverse weather conditions, labor disputes or other reasons, our financial performance could be adversely affected as a result of our inability to meet customer demand for our products. Interruptions in production could increase the cost of our sales. Any interruption in production capability could require us to make substantial capital expenditures to remedy the situation, which could negatively affect our profitability and financial condition. We will maintain property damage insurance which we believe to be adequate to provide for reconstruction of facilities and equipment, as well as business interruption insurance to mitigate losses resulting from any production interruption or shutdown caused by an insured loss. However, any recovery under our insurance policies may not offset the lost sales or increased costs that may be experienced during the disruption of operations, which could adversely affect our business, financial condition and results of operations.

INFORMATION ABOUT THE QMT ACQUISITION

QMT Transaction Structure

On April 6, 2012, ARC entered into the QMT Acquisition Agreement with the QMT Sellers in which ARC will acquire all of the Membership Interests from the QMT Sellers. Under the terms of the QMT Acquisition Agreement, at the closing, we will, in exchange for all of the issued and outstanding Membership Interests of QMT, issue an aggregate of 7,857,898 shares of ARC Common Stock (equal to 4,029,691 shares of ARC Common Stock after giving effect to the proposed 1:1.95 Reverse Stock Split) at an exchange price of $4.00 per share ($7.80 per share giving effect to the proposed 1-for-1.95 Reverse Stock Split), consisting of 5,808,066 shares of Common Stock to be issued in the aggregate to two wholly-owned subsidiaries of Quadrant, QMP and QTS (equal to 2,978,495 shares after giving effect to the proposed 1:1.95 Reverse Stock Split), and a total of 2,049,831 shares of Common Stock to be issued to the Non-Controlling QMT Investors (equal to 1,051,195 shares after giving effect to the proposed 1:1.95 Reverse Stock Split).

The QMT purchase price is approximately $31,432,000, to be paid through the issuance of ARC common stock. The financial analyses contained in the fairness opinion prepared by Aranca (as described below), and attached hereto as Exhibit F, provides significantly higher values for QMT: under Public Company Trading Analysis ($59 to $65 million); under Discount Cash Flow ($56 to 64 million); and under Equity Value ($53 to $61 million and $48 to $55 million, as adjusted). The difference between the acquisition price of QMT and the independent valuation is attributable to the vigorous negotiation by the Special Committee on behalf of the disinterested public ARC shareholders. The Special Committee strongly believed, and Quadrant ultimately conceded, that first priority should be given to the protection of the interests of the disinterested ARC shareholders.

Simultaneously with the closing of the QMT Acquisition, Carret P.T., LP, an affiliate of Brean Murray Carret Group, Inc., will purchase from ARC 112,648 shares of ARC Common Stock (equal to 57,768 shares of ARC Common Stock after giving effect to the proposed 1:1.95 Reverse Stock Split) at $4.00 per share ($7.80 per share giving effect to the proposed 1-for-1.95 Reverse Stock Split) in consideration for cash investment in ARC of $450,594.

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Quadrant indirectly owns 74% of the membership interests of QMT. Brean Murray is the controlling shareholder of ARC. Brean Murray and Quadrant are under common control and therefore Brean Murray, Quadrant, ARC and QMT are affiliates under common control. In addition, the following officers and directors of ARC are also affiliated with Quadrant and Brean Murray: Mr. Jason Young, ARC's Chairman, Mr. Theodore Deinard, ARC's Interim Chief Executive Officer, Acting Chief Financial Officer and Director and Ms. Keerat Kaur, ARC's Corporate Secretary. Mr. Jason Young and Mr. Alan Quasha, an officer of Quadrant, each serve on the Board of Directors of QMT. The remaining twenty-six percent (26%) of QMT is owned by the Non-Controlling QMT Investors. QMT owns 95.64% of the membership interests of FloMet LLC, 93.78% of the membership interests of Tekna Seal LLC, 90% of the membership interests of General Flange & Forge LLC and 90.0% of the membership interests of TubeFit LLC.

Background to the QMT Acquisition

In October 2011, Jason Young, ARC’s Chairman, initiated discussions with Robert Marten, President of QMT, regarding a potential transaction between QMT and ARC. Mr. Marten and Mr. Young spoke on a serial basis on the telephone regarding a potential transaction throughout the months of October. ~~Being~~ Mr. Young indicated that ARC is continuously evaluating potential acquisition targets that could provide ARC a strong combined foundation for organic growth and/or establish strong platforms to provide scale and revenue diversity. In that regard, Mr. Young discussed with Mr. Marten the possibility of QMT being a potential acquisition target for ARC; as the Managing Director of Quadrant, the largest single interest holder of QMT, Mr. Young was already familiar with the business, operations and management of QMT and its subsidiaries. They discussed the benefits of combining the businesses, in particular how QMT could potentially be a value-creating acquisition adding growth platforms to provide ARC with the scale and revenue diversity it has been seeking for the past several years. Furthermore, Mr. Marten discussed with Mr. Young potentially combining the two businesses of AFT and QMT under the ARC public umbrella. Mr. Marten further discussed how QMT and AFT were both leading players in their key markets and offered attractive synergies, including cross fertilization of product/customer applications, expanded R&D capabilities, and operational synergies, among others. In light of a number of strategic advantages expected from the proposed combination of ARC, QMT and AFT, Mr. Young requested that Mr. Deinard conduct preliminary analysis on combined QMT and AFT acquisitions.

Mr. ~~Mr. Marten and Mr. Young spoke on a serial basis on the telephone regarding a potential transaction throughout the months of October. Mr.~~ Marten continued the discussions in November 2011 regarding the possible acquisition of QMT by ARC and suggested to Mr. Young that ARC simultaneously purchase AFT together with QMT. AFT is a leading manufacturer of precision, miniature Metal Injection Molding (“MIM”) components and a direct competitor of FloMet, one of the QMT Group companies. Due to the competing nature of the two businesses, FloMet routinely competes with AFT for new business and often finds them as a competing bidder on customer quotes. As the CEO and President of FloMet, Mr. Marten ~~was~~is very familiar with AFT ~~through his business dealings in the industry.~~ and its MIM operations.

Mr. Young requested that Mr. Deinard conduct preliminary analysis on possible combined QMT and AFT acquisitions. After a favorable preliminary assessment, Mr. Young negotiated a non-binding letter of intent between QMT and AFT that was signed on November 22, 2011. ARC and QMT subsequently negotiated and executed a non-binding term sheet and QMT assigned its non-binding rights under the AFT letter of intent to ARC.

The material terms of the non-binding letter of intent signed on November 22, 2011 between QMT and Precision Castparts Corp. ("PCC"), included the following:

QMT proposed to acquire 100% of the stock of Advanced Forming Technology, Inc., a Colorado corporation, from PCC, which would have divested its Thixoforming division prior to the closing, and 100% of the assets of AFT-Europe (collectively, the "Business"), free and clear of any liens, charges, restrictions or encumbrances. AFT would be delivered free of any debt or debt-like items and with a normalized level of working capital, including a normalized level of cash traditionally used in the day to day operations of the Business.

The purchase price for the Business would be $43 million (the "Purchase Price") to be paid as follows: $25.4 million of the Purchase Price to be paid in cash from existing QMT resources, not

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subject to financing contingencies; and $17.6 million of the Purchase Price would be in the form of subordinated convertible note (the "Convertible Note") of ARC. At closing would make a Section 338(h)(10) election with respect to sale of the stock which would result in $16 million of goodwill as well as an additional $1.2 million in machinery & equipment book value as of closing.

The closing of the acquisition of the Business would be concurrent with the acquisitions of QMT and its current subsidiaries (FloMet LLC, Tekna Seal LLC, General Flange & Forge LLC, and TubeFit LLC) into ARC.

The terms for the Convertible Note would be the following: Maturity date on the fifth anniversary of the date of issuance (subject to acceleration on certain events), interest would be at a rate equivalent to 5-year U.S. T-bill Rates, to be reset on each annual anniversary from the date of issuance. Interest would be paid quarterly in cash in arrears. No dividends would be paid on ARC common stock or preferred stock nor any share repurchases be made while any principal or interest on the Convertible Note remains outstanding. If the Convertible Note is in default, the interest rate would be increased to 12% per annum during the continuation of the default condition. The Convertible Note would be subject to acceleration of repayment in the event of a change in control of ARC, including a sale of a majority of its equity, the sale of a majority of ARC's assets, a bankruptcy, liquidation or dissolution of ARC, failure to pay interest or principal on any debt when due, or any default by ARC under the terms of the Convertible Note. The Convertible Note may be prepaid in whole or part prior to the Maturity Date upon 5 business days' notice without penalty.

The Convertible Note would be subordinated to (i) the first priority security interest on assets of credit line creditor securing indebtedness outstanding and (ii) the security interest on assets of any commercial bank, provided that the additional indebtedness (net of cash), at the time it is incurred, does not cause the total indebtedness (net of cash) to ARC's secured lenders, excluding PCC's Convertible Note, to exceed three times the trailing, adjusted, pro-forma 12 months EBITDA of ARC.

At any time prior to the Maturity Date, the outstanding principal balance and accrued but unpaid interest, if any, of the Convertible Note may be converted into common stock of ARC ("Common Stock") as follows: (i) At the option of PCC at any time on the basis of the 30-day average trading value of the Common Stock immediately preceding conversion (the "Conversion Rate"), provided that the Convertible Note may be converted under this provision only if it converts into less than 10% of the common ownership of ARC and the equity value of ARC is not less than $176 million; (ii) At the option of PCC at any time in connection with a sale of ARC, in which case the conversion ratio would be determined on the basis of the lower of the 30-day average trading value of the Common Stock immediately preceding announcement of the sale transaction and the 30-day average trading value of the Common Stock immediately preceding the closing of the sale transaction; (iii) At the option of PCC at any time at the Conversion Rate if ARC is then in default under the terms of the Convertible Note. (iv) at the option of ARC, any portion of the principal amount of the Convertible Note, provided that the entire amount of such acquired common stock may be sold by PCC under SEC Rule 144 in a single three-month period. Provided that the sale of the Common Stock is completed within five business days of the conversion, ARC would reduce the portion of the principal amount of the Convertible Note by the proceeds of PCC's sale of the Common Stock.

Regarding rights of PPC in the event of default of the Convertible Note, in addition to all remedies otherwise available to PCC upon a default, ARC would agree that during any period in which interest payments are past due, or if the Convertible Note is not fully repaid at the Maturity Date, ARC must obtain the consent of PCC to incur additional indebtedness, or take other actions outside the ordinary course of business, increase compensation payable to executives or pay bonuses to executives, or make capital expenditure in excess of $50,000.

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Conditions to closing provided that a definitive proposal would not be subject to material conditions or contingencies beyond the completion of the following: (i) Confirmatory due diligence, including calls or visits with the top customers; (ii) QMT being satisfied that AFT's major customers and suppliers would continue to trade with QMT/ARC on substantially the same terms as currently, following an acquisition; and (iii) No material adverse change in AFT's business.

The proposal would not be conditioned on the availability of debt financing as we are capable of providing the funding required in cash to expeditiously consummate a transaction, if needed.

The consummation of any transaction would be conditioned upon the QMT and ARC having received approvals from their boards, as well as any regulatory, government or other approvals which would be necessary or desirable.

Acknowledgment by ARC that the draft Purchase Agreement provided to QMT by PCC, to be qualified by disclosure schedules, together with the modifications and clarifications described above, represented the material terms to close a transaction upon; provided that, in part based on QMT continued due diligence, QMT would continue to negotiate the agreement to reach commercially reasonable agreement on (1) representations and warranties regarding environmental matters (2) the cap on recovery for indemnifiable claims and (3) customary transaction terms that are less material in nature.

The letter of intent included confidentiality provisions and exclusivity provision whereby QMT would have exclusive rights to complete negotiation of the proposed transaction for the period of 60 days from the date of the execution of this letter, so long as QMT negotiated in good faith to expeditiously execute a definitive agreement in accordance with the terms of the letter. The letter of intent was non-binding, except for the provisions regarding confidentiality and exclusivity.

The preliminary terms were negotiated to the definitive documentation over the course of several months between counsel of ARC and counsel of PCC, who negotiated on behalf of their respective clients, together with direct discussions on business points between officers of ARC and authorized employees of PCC. The main points of negotiation included the scope of representations and warranties, the extent of covenants to be performed by PCC and AFT between signing and closing of the transaction, the closing condition requirements, the coverage, operation and limitations of the indemnification provisions, and the negotiation of the terms of the Convertible Note.

The material terms of the non-binding term sheet between ARC and QMT included the following (some of terms originally contemplated in the term sheet were revised during the course of negotiations of the definitive documentation):

For ARC to acquire 100% of the outstanding equity securities of QMT in exchange for newly issued common stock (the "Common Stock") of ARC (the "Transaction") and for QMT to become a direct subsidiary of ARC, and each of QMT's direct subsidiaries, FloMet LLC, Tekna Seal LLC, General Flange & Forge LLC and TubeFit LLC (collectively with QMT, "QMT"), to become indirect subsidiaries of ARC.

The aggregate value of consideration to be provided by ARC to the QMT Members (the "Base Price") in the Transaction would be determined in negotiation between a Special Committee of the Board of Directors of ARC (the "Special Committee") and the QMT Members following completion by the Special Committee of due diligence on QMT, including, without limitation, the receipt of an independent professional valuation of QMT.

At the closing of the Transaction (the "Closing"), for all of the outstanding membership interests of QMT to be exchanged for a number of shares (the "Exchange Shares") of Common Stock equal

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to (i) the Base Price divided by (ii) $4.00 (the "Exchange Price"). Notwithstanding the foregoing, if the Exchange Shares have an aggregate Closing Value (defined below) greater than a specific price per share (the "Cap Price") to be agreed upon by the Special Committee and QMT, then the Exchange Price would be increased to equal the Cap Price. For purposes of the Term Sheet, the "Closing Value" would be defined to mean the average closing price per share of the common stock for the 10-day period ending 5 days prior to the Closing.

The Closing of the Transaction would be subject to customary closing conditions, and the following special closing conditions which could not be waived by ARC, other than by action of the Special Committee:

•	Regulatory approvals including Hart-Scott-Rodino (HSR) approval, if required;
•	Approval of the Transaction by a majority of the ARC shares held by the disinterested shareholders entitled to vote thereon and present in person or by proxy;
•	Completion by ARC of the acquisition of 100% of the stock of Advanced Forming Technology, Inc. and 100% of the assets of AFT-Europe (collectively, "AFT"); and
•	Amendment of the Financial Advisory Agreement, dated as of January 23, 2009, between Quadrant Management, Inc. and ARC on terms reasonably acceptable to the parties, including the Special Committee.

The ARC-QMT Term Sheet also addressed fiduciary matters, whereby ARC would not be restricted from soliciting or engaging in discussions regarding alternative proposals prior to the Closing; and ARC, acting through its Special Committee, would have the right to change its recommendation to the ARC shareholders and/or terminate the Transaction if it determined that a recommendation change is required by its fiduciary duties as a result of the receipt of a "Superior Proposal" or otherwise. The governing law of the Term Sheet was agreed to be the laws of New York.

The ARC-QMT Term Sheet included provisions that the Company would use commercially reasonable efforts to cause a registration statement covering the resale of the Exchange Shares to be filed and declared effective by the Securities and Exchange Commission as soon as reasonably practicable; and the Company would use commercially reasonable efforts to maintain the effectiveness of such registration statement until such time as the Exchange Shares may be sold without restriction under Rule 144 promulgated under the Securities Act of 1933, as amended, or otherwise.

Key executives of QMT would continue their respective employment agreements and noncompetition agreements with QMT and not enter into new employment agreements, subject to further discussion among the parties.

The Term Sheet provided that the Definitive Agreement would contain covenants, representations and warranties of QMT and the QMT Members (collectively, the "Sellers") customary for transactions of this nature and that the parties would maintain confidentiality regarding the transaction until the definitive agreement was signed (the "Confidentiality Provision") and that the parties would each pay for their own respective costs and expenses (the "Expenses Provision").

Prior to the Closing, the Sellers would cause QMT and each of its subsidiaries to maintain their respective assets and capital and operate their respective businesses only in the ordinary course of business.

The QMT Members agreed to indemnify ARC for losses arising from breaches of representations, warranties and covenants included in the Definitive Agreement. Other than in circumstances of fraud and intentional misrepresentation or for breaches of covenants and fundamental warranties, the Sellers' collective liability would be limited to the Base Price.

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ARC would file a proxy statement with the SEC whereby ARC would seek consent of its shareholders for (i) the increase in authorized capital; (ii) change of corporate name to Arc Consolidated, Inc.; (iii) approval of the QMT acquisition; and (iv) approval of the AFT acquisition.

QMT and QMT Members would not entertain, solicit or encourage any inquiry or proposal from any third party concerning the acquisition of all or a substantial portion of the business or equity securities of QMT; and

Mutual acknowledgement that the Term Sheet did not contain all matters upon which an agreement must be reached in order for the Transaction to be consummated, and, that except with respect to the provisions for "Confidentiality," "Expenses," and "Governing Law," the Term Sheet would not be binding nor would it create any obligation, fiduciary relationship or joint venture between the parties.

The preliminary terms regarding the Term Sheet were negotiated in the context of the discussions and negotiations between Messrs. Marten and Young.

The definitive terms of Agreement between QMT and ARC were negotiated over the course of several months between counsel of ARC and special counsel to the Special Committee, together with direct discussions on business points between officers of ARC and members of the Special Committee. The main points of negotiation included the scope of representations and warranties, the extent of covenants to be performed by QMT, the nature of amendments and waivers to be provided by Quadrant with respect to its contractual agreements with ARC, the scope of the Superior Offer rights of ARC, the valuation and purchase price terms and conditions for issuance of ARC shares in exchange for acquiring QMT, closing condition requirements, and the coverage, operation and limitations of the indemnification provisions.

Mr. Young and Mr. Deinard informally discussed the possible combined acquisition of QMT and AFT with members of the Board of Directors in December 2011. The rationale for the combined acquisition was based upon providing a strong combined foundation for organic growth in a developing global industrial sector and establishing several strong platforms to provide scale and revenue diversity. In the course of discussions with the Board, Messrs. Young and Deinard covered many of the same issues which had been discussed with Mr. Marten regarding a potential transaction between QMT and ARC related to the course of ARC continuously evaluating potential acquisition targets that could provide ARC a strong combined foundation for organic growth and/or establish strong platforms to provide scale and revenue diversity. Messrs. Young and Deinard discussed the possibility of QMT being a potential acquisition target for ARC and disclosed to the Board; as Managing Directors of Quadrant, the largest single interest holder of QMT, Messrs. Young and Deinard were already familiar with the business, operations and management of QMT and its subsidiaries. They discussed the benefits of combining the businesses, in particular how QMT could potentially be a value-creating acquisition adding growth platforms to provide ARC with the scale and revenue diversity it has been seeking for the past several years. Messrs. Young and Deinard disclosed Mr. Marten's proposal to potentially combine the two businesses of AFT and QMT under the ARC public umbrella, and conveyed to the Board Mr. Marten's observations regarding how QMT and AFT were both leading players in their respective key markets and offered attractive synergies, including cross fertilization of product/customer applications, expanded R&D capabilities, and operational synergies, among others. Messrs. Young and Deinard discussed with the Board their preliminary due diligence assessment and analysis regarding undertaking the combined QMT and AFT Acquisitions.

Due to the affiliated control relationships of Quadrant with respect to ARC and QMT, our Board of Directors appointed the Special Committee in January 2012, consisting of two disinterested ARC directors formed to represent the interests of the disinterested shareholders of ARC. The disinterested directors serving on the Special Committee are Jonathan Bernstein and Lynn Wunderman. Subsequent to the date of formation of the Special Committee in January 2012, Mr. Jerrold Abrahams was appointed as an additional independent director to the Board of ARC but he did not join the Special Committee.

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The Special Committee interviewed several law firms to serve as independent counsel before selecting its own special legal counsel, at its sole determination, on the basis of qualifications, experience and fee estimates. The Special Committee also interviewed several financial advisers before selecting Aranca. The Special Committee also engaged a financial consultant, Piton Advisors, LLC, based in New York City, to assist in analyzing various aspects of the proposed transactions. The New York City office of the law firm of Garvey Schubert Barer was engaged as independent legal counsel to the Special Committee of the Board of Directors.

The Special Committee was granted a broad mandate of authority to independently critically review, negotiate at arm's length, and evaluate the acquisition of QMT, as well as to explore alternatives. The Special Committee was charged with assuring that all relevant facts relating to the acquisition of QMT, including any and all relationships, conflicts, available projections, and financials and relevant history, are considered and that relevant and material information is disclosed to the disinterested shareholders so that the shareholders can make an informed decision about whether to approve the acquisition of QMT. As part of the QMT Acquisition, the Special Committee negotiated with Quadrant for the waiver of certain provisions of the ARC Advisory Agreement and the Letter Agreement providing that Quadrant receive certain closing transaction fees from the AFT Acquisition and QMT Acquisition.

The Special Committee did not consider any alternative transactions through the date of the signing of the QMT Acquisition Agreement. The Special Committee has continuing authority until closing of the QMT Acquisition to assess superior proposals and may change its recommendation to the ARC shareholders and/or terminate the Transaction if it determines that a recommendation change is required by its fiduciary duties as a result of the receipt of a "Superior Proposal" or otherwise.

The acquisition price of QMT was negotiated by the Special Committee on behalf of the disinterested public ARC shareholders and by Quadrant on behalf of the owners of QMT. The price of QMT was calculated based on an Enterprise Value of seven (7) times QMT's EBITDA for the twelve month period ending February 29, 2012. The parties to the negotiation believed that this multiple was favorable to the disinterested ARC shareholders both on its own merit and because QMT was forecasting significant EBITDA growth for the coming months. The subsequent analysis by Aranca confirmed the favorable nature of this price for the disinterested ARC shareholders.

The Special Committee convened a teleconference on April 5, 2012 to review the final terms and conditions of the proposed QMT Acquisition and discussed the valuation with representatives of Aranca. The Special Committee unanimously determined to make a recommendation to the entire Board of Directors to approve QMT Acquisition, having concluded that the terms of the QMT Acquisition are fair to the disinterested shareholders of ARC and in the Company's best interests. On a conference call of the entire Board of Directors held later on April 5, 2012, the Special Committee recommended to the entire Board that the QMT Acquisition be approved. The Board of Directors then unanimously adopted resolutions on April 5, 2012 that the QMT Acquisition be approved and submitted to the vote of the disinterested shareholders of ARC for authorization to close the QMT Acquisition. On the basis of the Board actions, the officers of ARC were authorized to execute and deliver the QMT Acquisition Agreement which was signed on April 6, 2012.

Conflicts of Interest

Quadrant indirectly owns 74% of the membership interests of QMT. Brean Murray is the controlling shareholder of ARC. Brean Murray and Quadrant are under common control and therefore Brean Murray, Quadrant, ARC and QMT are affiliates under common control. In addition, the following officers and directors of ARC are also affiliated with Quadrant and Brean Murray: Mr. Jason Young, ARC’s Chairman, Mr. Theodore Deinard, ARC’s Interim Chief Executive Officer, Acting Chief Financial Officer and Director and Ms. Keerat Kaur, ARC’s Corporate Secretary. Mr. Deinard is also related by marriage to an officer of Quadrant. Mr. Jason Young and Mr. Alan Quasha, an officer of Quadrant, each serve on the Board of Directors of QMT. Messrs. Young and Deinard

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have recused themselves from all deliberations and voting of the Board in respect of the QMT acquisition matters. Mr. Young, Mr. Deinard and Ms. Kaur do not directly own any shares of ARC in their own respective names and are not deemed to beneficially own Company shares through any entities other than Brean Murray or Quadrant. Mr. Young and Mr. Deinard are each deemed to share voting and investment power over the shares beneficially owned by Brean Murray. Mr. Viktor Nemeth, a director of ARC, is ~~related by marriage to a family member~~the brother-inlaw of ~~an officer~~Mr. Alan Quasha who serves as the Co-Chairman of Brean Murray and the President of Quadrant Management, Inc. In addition, Quadrant is party to a financial services advisory agreement with ARC pursuant to which Quadrant renders advisory and management services to ARC. Quadrant also renders the same type of services to QMT under a corresponding letter agreement with QMT.

In accordance with the financial advisory agreement between QMT and Quadrant, in consideration for services provided by Quadrant, on January 1, 2012 QMT commenced paying an annual cash fee to Quadrant of $250,000 to be paid in quarterly installments. To date, Quadrant has been paid $62,500 in fees for the first quarter of 2012. Annual fees through the maturity date of December 31, 2013 shall be $250,000 per year.

As a result of these affiliated relationships, Brean Murray will vote separately from all other shareholders on the QMT Acquisition. The QMT Acquisition and the Securities Sale will be authorized to close only if a majority of the disinterested shares of ARC Common Stock present and voting at the Annual Meeting, in person or by proxy, vote "For" Proposal No. 2. The Company's Articles of Incorporation provide that interested party transactions with the Company shall be deemed to be ratified if a majority of a quorum of the shareholders having voting power shall have approved such matter. Only disinterested shares of ARC Common Stock voting "for", "against" or "abstain" on Proposal No. 2 will determine whether Proposal No. 2 will be approved, and whether ARC will close the QMT Acquisition and the Securities Sale. Shares of Common Stock represented by executed but unmarked proxies will be voted "for" Proposal No. 2. Broker non-votes will be counted only for purposes of quorum and will not be counted for, against or abstaining from Proposal No. 2.

Due to the affiliated relationships among ARC, Brean Murray, Quadrant and QMT, our Board of Directors has appointed a Special Committee, consisting of Jonathan Bernstein and Lynn Wunderman. The Special Committee has been advised by independent financial and legal advisors. The Special Committee has independently negotiated the terms of the QMT Acquisition and has recommended to our full Board of Directors to close the QMT Acquisition.

Opinion of Our Financial Advisor Regarding the QMT Acquisition

The Special Committee of the Board of Directors of ARC hired a valuation services firm, Aranca, to conduct independent valuation of the businesses and render a fairness opinion. Aranca is a global provider of end-to-end valuation services, customized investment and business research, and intellectual property research services. Aranca specializes in providing independent valuation services to privately held companies in the US and UK. Since inception, Aranca has conducted valuations for over 1500 public companies as well as over 300 private companies. Aranca's deep industry knowledge, experience and access to industry-standard data sources and benchmarks helps Aranca provide thoughtful and comprehensive valuation reports of high quality.

On April 6, 2012, Aranca delivered a letter to the Special Committee attached as Annex E to this proxy statement and rendered its written opinion (the "Fairness Opinion") attached to Annex F to this proxy statement to the Special Committee that the issuance of the 4,029,691 shares of ARC Common Stock to the QMT Sellers in exchange for all of the Membership Interests of QMT was fair, from a financial point of view to the holders of the ARC Common Stock. Aranca was paid a fee of $22,500 in connection with its issuance of the Fairness Opinion. The Summary of the Fairness Opinion, as delivered to the Special Committee by Aranca, is set forth on the following page.

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All of the financial information, forecasts and other data provided to Aranca by the Company has been included in Aranca's opinion unless deemed not material by Aranca for purposes of its opinion.

Summary of Aranca Financial Analyses

The following is a summary of the material financial analyses reviewed with the Special Committee in connection with Aranca's opinion, dated April 06, 2012. The summary of the analyses and reviews provided below include information presented in tabular format. To fully understand Aranca's analyses and reviews, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Aranca's analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Aranca's analyses and reviews.

Except otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 05, 2012, the last trading day before various news outlets began reporting on a possible transaction involving ARCW and QMT, and is not necessarily indicative of current market conditions. For the purpose of Aranca's financial analyses summarized below, the exchange ratio refers to the exchange ratio of 210 (round-off to zero decimal) shares of ARCW's common stock for each membership interests of QMT provided for in the Agreement.

Selected Guideline Public Company Trading Analysis

Aranca reviewed and analyzed certain financial information, valuation multiples and market trading data relating to selected comparable publicly traded companies whose operations, according to Aranca, are similar on parameters such as level of earnings, cash flow, revenues, invested capital or other financial factors (financial metrics) that represent the future financial performance of ARCW and QMT. Aranca compared such information to the corresponding information for ARCW and QMT.

The selected group of guideline public companies used in this analysis with respect ARCW is:

•	PHAZAR Corp.

•	RF Monolithics Inc.

•	WPCS International Inc.

•	RELM Wireless Corp.

•	Alvarion Limited

•	Meru Networks Inc.

•	Calamp Corp.

•	PC-Tel Inc.

•	Aviat Networks Inc.

•	Ceragon Networks Limited

•	Comtech Telecommunications Corp.

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The overall domestic PVF (Pipe Valve and Fitting) market is estimated to be well over a billion dollars annually. This includes the carbon, stainless and other alloy flange market GF&F serves. By way of example, TubeFit serves a segment of this market called the General Commodity Welds Fitting and Flange market, which is estimated to be over $400M annually.

Within the overall PVF industry, the stainless steel forgings and flanges is over $225M per year and is estimated to be growing at 6% to 8% p.a. (Source: Trade Adjustment Assistance For Firms Sponsored by the U.S. Department of Commerce). This market is dependent on the petrochemical, refinery and public utility markets, which are the major end users of stainless steel forgings and flanges. With an aging infrastructure, there is anticipated to develop a significant replacement market for flanges, fittings and valves that wear out in these plants. Both GF&F and TubeFit should be able to reap the benefits of such expected growth.

Overall, the PVF market is poised for continued growth. The increasing attention on energy, chemical manufacturing, food processing, and other industries requiring flow management all appear to position the companies within this industry, including GF&F and TubeFit, for continued growth. Furthermore, the recent yet to be proven shale gas opportunity could also provide additional growth opportunities going forward.

QMT Acquisition Agreement and Related Agreements

Quadrant indirectly owns 74% of the membership interests of QMT through its wholly-owned subsidiaries QMP and QTS. Brean Murray is the controlling shareholder of ARC. Brean Murray and Quadrant are under common control and therefore Brean Murray, Quadrant, ARC and QMT are affiliates under common control. The remaining twenty-six percent (26%) of QMT is owned by the Non-Controlling QMT Investors. Mr. Jason Young and Mr. Alan Quasha, an officer of Quadrant, each serve on the Board of Directors of QMT. On April 6, 2012, ARC entered into the QMT Acquisition Agreement with QMT Sellers in which ARC will acquire all of the Membership Interests from the QMT Sellers. Under the terms of the QMT Acquisition Agreement, at the closing, we will acquire 100% of the Membership Interests of QMT in exchange for the issuance of an aggregate of 7,857,898 shares of ARC Common Stock (equal to 4,029,691 shares of ARC Common Stock after giving effect to the proposed 1:1.95 Reverse Stock Split) at an exchange price of $4.00 per share ($7.80 per share giving effect to the proposed 1-for-1.95 Reverse Stock Split), consisting of 5,808,066 shares of Common Stock to be issued in the aggregate to two wholly-owned subsidiaries of Quadrant, QMP and QTS, (equal to 2,978,495 shares after giving effect to the proposed 1:1.95 Reverse Stock Split), and a total of 2,049,831 shares of Common Stock to be issued to the Non-Controlling QMT Investors (equal to 1,051,195 shares after giving effect to the proposed 1:1.95 Reverse Stock Split).

Quadrant has been paid $250,000 per year since 2008 and has received $1,000,000 in fees in the aggregate since inception of the Agreement. To date, Quadrant has been paid $62,500 in fees for the first quarter of 2012.

The ARC Advisory Agreement technically provides Quadrant the right to receive 20% of ARC’s EBITDA, even if such EBITDA is derived from the QMT acquisition and the AFT acquisition. ~~The ARC Advisory Agreement technically provides Quadrant the right to receive 20% of ARC’s EBITDA, even if such EBITDA is derived from the QMT acquisition and the AFT acquisition.~~ However, Quadrant has granted waivers to certain provisions of the ARC Advisory Agreement, in the form attached as Annex H to ~~this proxy statement~~the Preliminary Proxy Statement (the “Quadrant Waiver”), such that: (I) in calendar year 2012 Quadrant shall only be paid an annual fee equal to the greater of (i) $250,000; (ii) the product of (a) 20% and (b) the EBITDA of ARC for the twelve months ending December 31, 2012 less the combined EBITDA of QMT and AFT for the twelve months ending February 29, 2012 less the EBITDA of ARC for the twelve months ending December 31, 2011; or (iii) the product of (a) 20% and (b) the reported EBITDA for the financial year of the Company minus the reported EBITDA for QMT and AFT for the twelve months ended February 29, 2012; and (II) in calendar year 2013 Quadrant shall only be paid an annual fee equal to the greater of (i) $250,000; (ii) the product of (a) 20% and (b) the EBITDA of ARC for the twelve months ending December 31, 2013 less the EBITDA of ARC for the twelve months ending December 31, 2012; or (iii) the product of (a) 20% and (b) the reported EBITDA for the financial year of the Company minus the reported EBITDA for QMT and AFT for the twelve months ended February 29, 2012. The ARC Advisory Agreement has been further revised such that it shall no longer extend for additional one-year periods after its expiration on December 31, 2013 in the absence of written termination notice by either party.~~The~~

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~~ARC Advisory Agreement has been further revised such that it shall no longer extend for additional one-year periods after its expiration on December 31, 2013 in the absence of written termination notice by either party.~~

In consideration for granting the foregoing waiver, and in consideration for substantial merger and acquisition support services rendered to ARC over the past several years, Quadrant ~~shall~~and ARC will enter into a Letter Agreement in the form of Annex K to this proxy statement ~~to receive closing~~pursuant to which ARC will pay Quadrant transaction fees upon the closing of the QMT and AFT acquisitions, calculated by reference to 2% of the total enterprise value for the QMT acquisition and AFT acquisitions, which shall result in an estimated fee payment to Quadrant by ARC of approximately $1,600,000.

In addition, Quadrant and QMT have entered into a non-exclusive financial advisory agreement whereby Quadrant performs ongoing consulting and advisory services for QMT through Quadrant personnel (acting at all times as independent contractors to the QMT). The scope of such services includes business consulting services, financial advisory services, and other services. In consideration for such services, on January 1, 2012 QMT commenced paying an annual cash fee to Quadrant of $250,000 to be paid in quarterly installments. QMT shall reimburse Quadrant for all reasonable out-of-pocket costs and expenses incurred by Quadrant in connection with the performance of its services. The QMT-Quadrant financial advisory agreement will continue in effect following the acquisition of QMT by the ARC and, as amended, will remain effective through December 31, 2013.

INFORMATION ABOUT THE AFT ACQUISITION

AFT Transaction Structure

On April 6, 2012, PCC, AFTE and ARC entered into the AFT Acquisition Agreement under which ARC will purchase from PCC one-hundred percent (100%) of the shares of AFT (the "AFT Shares") and one-hundred percent (100%) of the Hungarian special purpose acquisition company holding certain AFTE assets and AFTE real property (the "AFTE SPV"). The total purchase price for AFT is $43,000,000 of which $25,400,000 will be payable in cash and $17,600,000 will be the principal amount of the AFT Convertible Note. The AFT Convertible Note will be convertible at the option of the holder into shares of Common Stock on the basis of the 30-day average trading value of the Common Stock immediately preceding conversion (subject to certain restrictions). The AFT Convertible Note may be converted into Common Stock if the equity value of ARC is more than $176 million and the conversion is less than 10% of the Common Stock ownership of ARC; assuming a conversion price calculated as of April 9, 2012, conversion of the AFT Convertible Note could result in the issuance of approximately 1,226,977 shares of the Company's Common Stock (approximately 629,229 shares of the Company's Common Stock after giving effect to the proposed 1:1.95 reverse stock split), in partial consideration for the AFT Acquisition. The actual number of shares issued to PCC upon conversion of the AFT Convertible Note may vary in accordance with the conversion formula of the AFT Convertible Note as of the dates of actual exercise of conversion by PCC. The foregoing approximations regarding the number of shares issuable pursuant to conversion of the AFT Convertible Note are provided for illustrative purposes only. If Proposal No. 3 is approved by the ARC Shareholders, such authorization will permit ARC to issue shares of ARC Common Stock under the terms and conditions of AFT Convertible Note without limitation to a specific number of shares.

Background to the AFT Acquisition

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well as an aging infrastructure, there exist significant growth opportunities for GF&F and TubeFit within the pipe flange and fittings industry it currently services.

Forefront of Customized Materials Technology

The MIM companies have been at the forefront of customized materials technology and are leaders in development and establishment of unique material properties, representing one of most significant competitive advantages. Both FloMet and AFT have been providing innovative solutions for customers for the past several years to address their needs for custom material properties for specific component requirements. Through the companies' expertise in creating customized materials and in-house control of all process steps the companies' processes allow a variety of unique alloys to be produced.

Seasoned Management Team

The Group is led by a very strong management team that is intimate with the industry and is commercially, operationally, and technically excellent. The senior management team has a broad range of manufacturing experience in the diversified metal manufacturing industry. In particular, with regards to FloMet and AFT, as the pioneers in the industry, individuals of the management team have been among the key innovators on the forefront of MIM technology, responsible for the substantial positions these companies have held as MIM has evolved.

Scale Advantages and Synergies

The combination of the QMT Group and AFT makes strategic sense. There exist a number of synergies between the businesses, including cross fertilization of product/customer applications, expanded R&D capabilities, and operational synergies, among others. ~~Such a combination of businesses presents a significant opportunity to leverage a global footprint is this fragmented growing industry in several ways:~~

~~-~~	~~The combination of the businesses allows us to leverage the companies’ complementary markets and customer bases thereby enhancing the company’s product portfolio.~~

~~-~~	~~The complementary technical expertise (materials, automation, processes, technical talent) allows for best practices transfer and technical advancements between the companies.~~

~~-~~	~~The combination of the businesses creates significant operating synergies between the businesses, thereby providing significant cost savings and the opportunity for overall margin enhancement going forward.~~

~~-~~	~~Furthermore, with AFT’s presence in Europe, the combined businesses will be able to take advantage of the low cost country footprint in Europe to supplement the U.S. operations.~~

Over the recent months, both companies have achieved significant revenue and earnings growth. For the two months ended Feb 29, 2012 (un-audited, non-reviewed) the total sales and EBITDA of the combined businesses were approx. $11.6 million and $1.9 million respectively, a significant improvement over prior periods. We believe the merger of the businesses will help generate further scale and lead to enhanced revenue and earnings growth. Overall, the merger of two of the largest recognized leaders in the MIM industry will provide distinct scale advantages creating substantial barriers to entry for other companies and providing ARC with long-term strategic positioning as the clear market leader in the MIM industry.

Some of the more significant synergies among ARC, QMT and AFT include the following:

•	The broad array of technical expertise (materials, processes, technical talent) will allow for

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sharing and transfer of best practices and technical advancements among the companies;
•	The combination of the businesses is anticipated to create economic efficiencies for significant supplier and vendor negotiation advantages among the businesses, thereby providing potential for significant cost savings and the opportunity for overall margin enhancement going forward;
•	Economies of scale through a larger organization are also expected to facilitate better per-unit pricing on insurance, employee benefits and similar efficiencies;
•	Larger scale revenues and balance sheet assets are anticipated to provide the basis to negotiate better credit terms with suppliers;
•	The presence of AFT in Hungary is expected to provide low cost country manufacturing for distribution in Europe and to emerging markets to supplement the U.S. operations;
•	We intend to explore using ARC's existing relationships and supply chain in China for future production of QMT and AFT products; and
•	Larger scale revenues to support mainly fixed costs are expected to provide greater cost efficiencies for the Company and its shareholders, including, without limitation, with respect to Nasdaq fees, legal compliance costs, audit fees, transfer agent fees, filing fees, annual meeting costs, investor relations costs, board of directors compensation and similar annual expenditures.

We also believe that following the QMT and AFT Acquisitions there will be significant opportunities to apply our established management techniques to improve margin and return on invested capital. The Acquisitions are expected to provide a platform for additional acquisitions. The Acquisitions are also expected to deliver accretive earnings and to return enhanced value on invested capital within three to five years.

In addition, the Company intends to continue to continue to design and develop hardware, including antennas, radios, and related accessories, used in broadband and other wireless networks. We supply our antenna products to public and private carriers, wireless infrastructure providers, wireless equipment distributors, value added resellers and other original equipment manufacturers.

Both the QMT and AFT companies have strong operating platforms and are expected to provide ARC with significant scale and revenue diversity. Company management believes that the combination and synergies of the companies will provide a strong foundation for ARC to become a leading diversified manufacturing company.

Due Diligence Process

ARC's Board of Directors considered the scope of the due diligence investigation conducted by management and third-party advisors and evaluated the results thereof. A thorough due diligence review of the QMT Group as well as the AFT-MIM Businesses (US and Hungary) was conducted. The process covered several aspects, including but not limited to the following:

-	Review of the metal component fabrication industries, in particular the review of the metal injection molding, glass-to-metal sealing, and pipe flanges and fittings industries. Such review covered study of the market dynamics and size, historical growth trends, future growth opportunities, competitive landscape, and the companies' respective size and position within the industries;

-	Detailed financial review including review of audited financial statements, where available, or performing new audits, where not available, for the prior two to three years, asset base review of the companies, review of historical cash flows and future cash flow generating capabilities, and CapEx requirements review;

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The following discussion is intended to assist in understanding QMT's business and the results of its operations. It should be read in conjunction with the Consolidated Financial Statements and the related notes that appear elsewhere in this proxy statement. Certain statements made in this discussion may be forward looking. Forward-looking statements involve risks and uncertainties and a number of factors could cause actual results or outcomes to differ materially from QMT's expectations. See "Cautionary Statements" at the beginning of this proxy statement for additional discussion of some of these risks and uncertainties.

Fiscal Year-End

The QMT Group companies' fiscal year end is June 30th.

QMT was formed in April of 2011 and commenced consolidating in June of 2011. As a result, the following discussion does not include comparative information for June 30, 2010 or December 31, 2010.

Business Overview

The worldwide metals component industry is comprised of a number of significant industries commonly defined by the process and/or type of metal utilized to manufacture the component. Common processes include casting, forging, machining, stamping, powder metallurgy (conventional P/M, metal injection molding ("MIM"), and powder forging) and extrusion. Materials range from basic iron and steel to aluminum, magnesium, zinc, precious metals, copper and brass, tin, tungsten, titanium and others. While there are no compiled figures for the total of these markets, it is believed to be in total of hundreds of billions of dollars annually.

The QMT companies participate in several significant metal component fabrication market segments providing high quality fabricated metal components to some of the fastest growing industries, among them medical devices, firearms, electronic devices, and the fluid handling industries - including energy (oil, gas, power plants, etc.).

QMT owns a majority interest in four companies: FloMet LLC, Tekna Seal LLC, General Flange & Forge LLC and TubeFit LLC (collectively referred to as the "QMT Group"), as described in further detail below. The QMT Group's consolidated financial information are disclosed below, as well as the information for QMT itself.

QMT acquired controlling interests in GF&F as of April 14, 2011. GF&F has been in business since 1972. GF&F is a domestic manufacturer of flanges in carbon steel, stainless steel and the alloys. GF&F also manufactures metric flanges, orifice unions, galvanized flanges, long weld necks, pad flanges/studding outlets, special facings and custom flanges. Since 1972, GF&F has been manufacturing domestic flanges in carbon steel, stainless steel and alloys. GF&F also maintains a large inventory of galvanized flanges and orifice unions. The QMT believes that GF&F can handle any substantially custom machining requirements and special flange facings.

Consolidated Financial Condition of the QMT Group as of December 31, 2011

As of December 31, 2011, the QMT Group had total assets of $23,820,891, consisting of total current assets of $11,581,672, plant and equipment, net of accumulated depreciation of $4,667,961, and total long-term assets of $7,571,258. The QMT Group's current assets consisted of cash and cash equivalents of $2,588,537, accounts receivable, net of allowance for doubtful accounts of $4,275,096, an amount due from a related party of $196,465, inventories of $3,775,945 and prepaid expenses and other assets of $745,629. The QMT Group's long-term assets consisted of goodwill in the amount of $6,963,796, an amount due from a related party of $302,770 and other long-term assets of $304,692.

The QMT Group's total current liabilities are $2,976,221, including a current portion of long-term debt in the amount of $1,329,988, accounts payable of $793,881, accrued payroll and related liabilities of $540,022, other accrued expenses of $108,556, amount due to related party of $99,441 and unearned mold income of $104,333. The QMT Group's total long-term liabilities are $6,562,692 include long-term debt, net of current portion of $6,211,692 and an amount due to a related party of $351,000.

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Specific growth areas are last mile wireless broadband Internet delivered over standards-based solutions such as Worldwide Interoperability for Microwave Access ("WiMAX"), WiFi or vendor specific proprietary solutions; GPS and Mobile SATCOM solutions for network timing, fleet and asset tracking and monitoring; Machine to machine ("M2M") communications for controlling or monitoring data from devices; and base stations to build out or optimize carrier networks.

During the third quarter of 2010, we began utilizing the manufacturing, product sourcing, and outsourcing services of Rainbow Industrial Limited ("RIL") which is based in China. RIL is wholly owned by an affiliate of Quadrant Management, Inc., which is affiliated with us and our Chief Executive Officer. In the fourth quarter we discontinued utilizing the services of RIL and are now exclusively using third party contract manufacturers. In January 2012 we recorded a one-time charge of $53,272.00 relating to the relocation of our production activities.

In our 2010 Third Quarter Form 10-Q report, as a Subsequent Event, we announced we sold all of our Raw Material Inventory to RIL in October 2010. Subsequent to this sale we realized some of the raw material inventory would not be used by RIL within the next few months to produce finished goods and therefore we purchased approximately $30,000 of this ARC China Raw Material inventory back to be held on our books until a later date. Both the sale and partial re-purchase of some of this Raw Material took place during the fourth quarter of 2010 and did not have a material effect on the net loss.

In the normal course of business we routinely have discussions with various third parties about potential strategic arrangements. These potential arrangements may include but are not limited to investment opportunities for our cash reserves, investment by third parties in our business, joint ventures, significant manufacturing partnerships, acquisitions, mergers, reverse mergers, spin-offs, or strategic hires of personnel. Such arrangements may or may not be within our current industry. Although we have been and will continue to explore several such opportunities, at this time we have not entered into any definitive binding agreements.

Pursuant to the original terms of the ARC Advisory Agreement entered into on January 21, 2009, attached as Annex G to the Preliminary Proxy Statement (the "ARC Advisory Agreement"), Quadrant has provided the Company financial advisory and business consulting services, including restructuring services. In consideration for the restructuring services provided by Quadrant since November 2008 and for ongoing services, the Company originally agreed to pay Quadrant the following compensation: (1) an initial cash fee of $250,000 upon signing the ARC Advisory Agreement; (2) an annual fee of the greater of: (i) $250,000, (ii) 20% of any increase in reported earnings before interest, taxes, depreciation and amortization after adjusting for one-time and non-recurring items ("EBITDA") for the current financial year over preceding year, or (iii) 20% of reported EBITDA for the current financial year; and (3) all reasonable out-of-pocket expenses incurred Quadrant in performing services under the ARC Advisory Agreement.

Quadrant has been paid $250,000 per year since 2008 and has received $1,000,000 in fees in the aggregate since inception of the Agreement. To date, Quadrant has been paid $62,500 in fees for the first quarter of 2012.

The ARC Advisory Agreement technically provides Quadrant the right to receive 20% of ARC's EBITDA, even if such EBITDA is derived from the QMT acquisition and the AFT acquisition. However, Quadrant has granted waivers to certain provisions of the ARC Advisory Agreement, in the form attached as Annex H to the Preliminary Proxy Statement (the "Quadrant Waiver"), such that: (I) in calendar year 2012 Quadrant shall only be paid an annual fee equal to the greater of (i) $250,000; (ii) the product of (a) 20% and (b) the EBITDA of ARC for the twelve months ending December 31, 2012 less the combined EBITDA of QMT and AFT for the twelve months ending February 29, 2012 less the EBITDA of ARC for the twelve months ending December 31, 2011; or (iii) the product of (a) 20% and (b) the reported EBITDA for the financial year of the Company minus the reported EBITDA for QMT and AFT for the twelve months ended February 29, 2012; and (II) in calendar year 2013 Quadrant shall only be paid an annual fee equal to the greater of (i) $250,000; (ii) the product of (a) 20% and (b) the EBITDA of ARC for the twelve months ending December 31, 2013 less the EBITDA of ARC for the twelve months ending December 31, 2012; or (iii) the product of (a) 20% and (b) the reported EBITDA for the financial year of the Company minus the reported EBITDA for QMT and AFT for the twelve months ended February 29, 2012. The

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ARC Advisory Agreement has been further revised such that it shall no longer extend for additional one-year periods after its expiration on December 31, 2013 in the absence of written termination notice by either party.

In consideration for granting the foregoing waiver, and in consideration for substantial merger and acquisition support services rendered to ARC over the past several years, Quadrant and ARC will enter into a Letter Agreement in the form of Annex K to this proxy statement pursuant to which ARC will pay Quadrant transaction fees upon the closing of the QMT and AFT acquisitions, calculated by reference to 2% of the total enterprise value for the QMT acquisition and AFT acquisitions, which shall result in an estimated fee payment to Quadrant by ARC of approximately $1,600,000.

In addition, Quadrant and QMT have entered into a non-exclusive financial advisory agreement whereby Quadrant performs ongoing consulting and advisory services for QMT through Quadrant personnel (acting at all times as independent contractors to the QMT). The scope of such services includes business consulting services, financial advisory services, and other services. In consideration for such services, on January 1, 2012 QMT commenced paying an annual cash fee to Quadrant of $250,000 to be paid in quarterly installments. QMT shall reimburse Quadrant for all reasonable out-of-pocket costs and expenses incurred by Quadrant in connection with the performance of its services. The QMT-Quadrant financial advisory agreement will continue in effect following the acquisition of QMT by the ARC and, as amended, will remain effective through December 31, 2013.

Subsequent Events

Subsequent to the fiscal period ended March 31, 2012, the Company signed definitive agreements to purchase Advanced Forming Technology, Inc., ("AFT") and Quadrant Metals Technologies, LLC ("QMT"). In addition, the Company will be renamed ARC Group Worldwide, Inc. (pending shareholder approval) and will be a diversified manufacturing holding company with operations in Colorado, Florida, Pennsylvania, Texas, Minnesota, China and Hungary. The Company has also proposed a 1:1.95 reverse stock split (the "Reverse Stock Split"). The closing of the acquisitions of AFT and QMT, as well as the Name Change, the Reverse Stock Split and certain other matters, remain subject to shareholder approval.

Highlights of the acquisitions include the following:

•	ARC to acquire AFT, including its assets and operations in Hungary, for $43 million, approximately 1.0x Book Value, in a mix of cash and a convertible promissory note.

•	ARC to issue 7,857,898 shares valued at $4.00 per share, a 36% premium to ARC's closing price as of April 11, 2012, to acquire QMT in a non-cash transaction.

On April 6, 2012, the Company entered into a Purchase Agreement (the "AFT Acquisition Agreement") with Precision Castparts Corp. ("PCC") and AFT Europa KFT ("AFTE"). The term "AFT" is used in this Proxy Statement to refer collectively to the company and the business of Advance Forming Technology, Inc. ("AFTI") and the special purpose acquisition company (the "AFTE SPV") holding the Hungarian assets associated with AFTI which are currently owned by AFTE. Prior to closing, PCC will cause AFT to transfer the Thixoforming Division of AFT, including all associated liabilities, to PCC. Pursuant to the terms of the AFT Acquisition Agreement, the Company will receive 100% of AFTI and AFTE SPV, in exchange for the transfer of an aggregate of $43 million to PCC (the "AFT Purchase Price"), of which $25,400,000 will be paid in cash and $17,600,000 will be paid in the form of a convertible note (the "AFT Convertible Note") maturing in five years from the acquisition closing date (the "AFT Acquisition"). QMT has received from TD Bank, N.A. ("TD Bank") a commitment letter providing for a revolving line of credit in an amount of up to $10,000,000 and three term loans totaling up to an estimated $[to be updated] with terms ranging from 30 months to ten years (the "Financing Arrangement"). [to be updated]. The purpose of the Financing Arrangement with TD Bank is to finance the acquisition of AFT; to pay off all existing senior debt of QMT, AFT and their subsidiaries; and to potentially purchase new equipment for AFT's current European operations. All facilities under the Financing Arrangement shall bear interest at a per annum rate equal to a margin between 250 to 300 basis points over the one month London Interbank Offered Rate (LIBOR) and the Company and its subsidiaries will be subject to customary financial covenants. The Company, AFT and QMT's subsidiaries shall serve as the corporate guarantors of this Financing Arrangement. The Company will use the

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proceeds from the Financing Arrangements with TD Bank to fund, in part, the cash consideration payable in connection with the AFT Acquisition. The Company expects to complete the Financing Arrangements prior to the closing of the Acquisitions.

[Insert-Subsequent to the date of filing the initial Preliminary Proxy Statement the Company has continued to negotiate the terms and conditions of the credit facility with TD Bank, N.A. ("TD Bank"). As of the date hereof. the terms of the credit facility have been revised. The changes. together with a high level of detail regarding the terms and conditions of the TD Bank credit facility. will be reflected in the amended Preliminary Proxy Statement.]

The AFT Purchase Price of the AFT Acquisition will be subject to a working capital adjustment. If the net working capital of AFT. excluding the Thixoforming Division but including the AFTE SPV (the "Acquired Operations"). on the day of closing divided by the net sales (the "Net Sales") of AFTE. excluding the Thixoforming Division and the Acquired Operation for the 12 month period immediately preceding the closing (the "Closing Net Working Capital Percentage"). is greater than 25% (the "Fixed Percentage") then the Purchase Price will be increased by the product of (x) Closing Net Working Capital Percentage less the Fixed Percentage and (y) the Net Sales. If the Closing Net Working Capital Percentage is less than the Fixed Percentage then the Purchase Price will be decreased by the product of (x) the Fixed Percentage less the Closing Net Working Capital Percentage and (y) the Net Sales. If the Closing Net Working Capital Percentage equal to the Fixed Percentage. then the Purchase Price will not be adjusted. The adjustments shall be determined within forty (45) days by the Company with AFT granted certain rights to object to the calculation. All Purchase Price adjustments will be made in cash.

Under the terms of the convertible note. PCC may at any time prior to maturity (subject to certain restrictions) convert the AFT Convertible Note into newly issued shares of the Company's common stock at a conversion price equal to the 30-day average trading value per share of the common stock immediately preceding conversion. provided that the AFT Convertible Note may be converted only if it converts into less than 10% of the common ownership of the Company and the equity value of the Company is not less than $176 million. Assuming a conversion price calculated as of April 9, 2012. such conversion could result. in the issuance of approximately 1,226,977 shares of the Company's common stock (approximately 629.229 shares of the Company's common stock after giving effect to the proposed 1:1.95 reverse stock split (the "1:1.95 Reverse Stock Split")). Accordingly. the Company will initially reserve such amount of shares for possible issuance to PCC under the terms of conversion of the AFT Convertible Note. The actual number of shares issued to PCC upon conversion of the AFT Convertible Note may vary in accordance with the conversion formula as of the dates of exercise of conversion by PCC. The foregoing approximations of share issuances pursuant to conversion of the AFT Convertible Note are provided for illustrative purposes only and if the AFT Acquisition is approved by the Company's shareholders. the Company will be authorized to issue any and all shares of the Company's common stock under the terms and conditions of AFT Convertible Note without limitation to a specific number of shares.

The AFT Acquisition Agreement contains a provision that the Company will close the QMT Acquisition (as defined below) at the same time as. or prior to. the closing of the AFT Acquisition. which may waived by PCC. In addition. since the shares of the Company's common stock will be issued as consideration in connection with the acquisitions above the thresholds required for shareholder approval under the NASDAQ Rules. approval by the Company's shareholders of the QMT Acquisition and the AFT Acquisition is required for the Company to complete these acquisitions.

Consummation of the transactions contemplated by the AFT Acquisition Agreement is conditional upon. among other matters: (i) settlement of all intercompany accounts between PCC. AFT and AFTE; (ii) completion of the QMT Acquisition; (iii) transfer of the Thixoforming Division to PCC; and (iv) AFT having available cash of $100,000 at closing. In addition to the closing conditions above. the AFT Acquisition Agreement and the related transaction agreements contain additional customary closing conditions. PCC. AFTE and the Company have agreed to covenants relating to. among others. publicity. certain tax matters. access to information. and the making of certain filings with governmental authorities.

On April 6, 2012, the Company entered into a Membership Interest Purchase Agreement (the "QMT Acquisition Agreement") with Quadrant. QMT. Carret P.T.. LP. and the QMT Sellers to purchase. among other things. all of the Membership Interests. Pursuant to the terms of the QMT Acquisition Agreement. the QMT Sellers will receive an aggregate of 7,857,898 shares of the Company's common stock as the consideration in exchange for the transfer to

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the Company of 100% of all of the Membership Interests (the "QMT Acquisition" and, together with the AFT Acquisition, the "Acquisitions). Such consideration shall be equal to 4,029,691 shares of the Company's common stock after giving effect to the Company's proposed 1:1.95 Reverse Stock Split, as described in further detail below. The purchase price for such shares has been set at $4.00 per share ($7.80 per share giving effect to the proposed 1-for-1.95 Reverse Stock Split).

Under the QMT Acquisition Agreement, Carret P.T., LP will purchase from the Company 112,648 newly-issued shares of the Company's common stock at a purchase price of $4.00 per share (equal to 57,768 shares of the Company's common stock after giving effect to the proposed 1:1.95 Reverse Stock Split) in consideration for a cash investment in the Company of $450,594 by Carret P.T., LP. at $4.00 per share ($7.80 per share giving effect to the proposed 1-for-1.95 Reverse Stock Split).

The QMT Acquisition Agreement contains conditions to each party's closing obligations, and includes the express condition that the Company receive approval from a majority of those disinterested shareholders present and voting on such proposal (in person or by proxy) at a meeting of shareholders at which at least a majority of all shares of the Company's common stock are present for quorum purposes called prior to the closing of the QMT Acquisition. The QMT Acquisition Agreement also contains a condition that if the Company is required to file an application pertaining to the continuation of listing for trading of its securities on NASDAQ or other national securities exchange, such application or applications, as the case may be, shall have been approved in writing by the respective securities regulatory organizations having jurisdiction over such application such that the Company's common stock must remain eligible and qualified for trading on at least one national securities exchange immediately following the closing date and free from any delisting determination, notice of non-compliance with listing criteria or similar proceeding.

In addition to the closing conditions above, (i) there must be not less than $250,000 cash in QMT accounts at closing and having non-cash working capital in amount equal to not less than 20% of the trailing twelve months' net sales of the Company, as determined as of the most recent calendar month-end prior to the closing date; (ii) the Company shall have received the opinion of its financial advisor as to the fairness of the transaction from a financial point of view, which opinion shall be in form and substance reasonably acceptable to the Company and the Special Committee; and (iii) other customary closing conditions.

Prior to the closing, the QMT Acquisition Agreement may be terminated for the following reasons: (i) by the Company if the QMT Sellers or QMT has breached the QMT Acquisition Agreement; (ii) by the QMT Sellers, if the Company has breached the QMT Acquisition Agreement; (iii) by the QMT Sellers or the Company, if the closing has not occurred on or before June 25, 2012 due to the failure of any condition precedent from taking place (unless the failure is caused by the party that gives notice of the termination); (iv) by the Company in connection with a situation in which a financially superior proposal is made by another party; or (v) by mutual written agreement of the QMT Sellers and the Company.

From the date of the QMT Acquisition Agreement to the date of closing or termination of the QMT Acquisition Agreement, the QMT Sellers and QMT are required to refrain from initiating, engaging or entering into a different agreement to engage in a transaction concerning any acquisition, equity or debt financing, joint venture, merger, reorganization, consolidation, recapitalization, business combination, liquidation, dissolution, share exchange, sale of stock, sale of material assets or similar business transaction involving QMT or any subsidiary (an "Alternate Transaction"). However, the Company is expressly entitled to initiate, solicit or encourage or otherwise facilitate an Alternate Transaction with any party concerning an Alternate Transaction involving the Company, and may, subject to delivery of certain required notices, terminate the QMT Acquisition Agreement and enter into an alternative transaction which the Special Committee believes in good faith to be a "Superior Proposal" as defined in the QMT Acquisition Agreement, giving full consideration to the potentially negative effect such alternative transaction may have on the AFT Acquisition.

The QMT Acquisition Agreement also contains a condition that if the Company is required to file an application pertaining to the continuation of listing for trading of its securities on NASDAQ or other national securities exchange, such application or applications, as the case may be, shall have been approved in writing by the respective securities regulatory organizations having jurisdiction over such application such that the Company's common stock must remain eligible and qualified for trading on at least one national securities exchange immediately following the

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closing date and free from any delisting determination, notice of non-compliance with listing criteria or similar proceeding. The Company has received notification from NASDAQ that a new listing application is required in connection with the Acquisitions and the Company has initiated the new listing application procedures.

Financial Condition

At December 31, 2011, we had approximately $11.3 million in working capital, which represents a decrease of approximately $600,000,000 from working capital at December 31, 2010 of $11.9 million. The decrease in working capital is primarily the result of the use of cash to fund our net loss for the year ended December 31, 2011.

We had total assets of $12.3 million as of December 31, 2011 as compared with $13 million as of December 31, 2010. The decrease of approximately $700,000 is mostly attributable to cash used to fund operating losses and the reduction of trade payables and accrued expenses.

Liabilities decreased slightly from $711,000 at December 31, 2010 to $704,000 at December 31, 2011.

We have seen a decline in orders for our legacy products from customers, both domestically and internationally as a result of the current economic environment and a market trend towards fully integrated solution products, and we do not expect to see these trends reversing in 2012. However, we continue our efforts to introduce new products and to acquire new customers, for example in the fourth quarter of 2011 we introduced the new ARCFlexTM line of low-cost, fully featured radio products. The ARCFlexTM line is one of the market's most cost-effective and fully-featured CPE solutions for the WISP.

Management believes that current working capital will be sufficient to allow us to maintain our operations through December 31, 2012 and into the foreseeable future based on our current operations. Management is continuously evaluating acquisitions that will grow revenues and realize the anticipated strategic benefits and synergies from such acquisitions, but there can be no assurances that the anticipated benefits and synergies expected from such acquisitions will be realized within a reasonable time, and our business, financial condition and operating results may be adversely affected. Future acquisitions may also require a significant amount of our current working capital which could also affect our financial condition.

The Company may incur costs associated with the integration of the QMT Group and AFT. The Company estimates the total integration costs could be in the range of $300,000 to $500,000. Unanticipated additional expense associated with integration activities may harm our business, financial conditions and results of operations.

Results of Operations for the year ended December 31, 2011 compared to the Year Ended December 31, 2010

Total revenues were $3.3 million and $4 million for the years ended December 31, 2011 and 2010, respectively. The 18% decrease in revenues during the year ended December 31, 2011 compared to the year ended December 31, 2010 is primarily attributable to general decrease in broadband wireless sales which was partially offset by an increase in our GPS antenna sales. Gross profit margins were 35.5% and 36.3% for the years ended December 31, 2011 and 2010, respectively. The slight decrease in gross margin is primarily due to product mix.

Selling, general and administrative expenses ("SG&A") decreased approximately $94,000 or 5% to $1.86 million for the year ended December 31, 2011 compared to $1.95 million for the year ended December 31, 2010. Despite the overall decrease in SG&A, SG&A as a percent of total revenues increased from 49% for the year ended December 31, 2010 to 56% for the year ended December 31, 2011. The primary reason for the percentage increase is an 18% decrease in revenues. Salaries and wages, including commissions was $491,000 for the year ended December 31, 2011 and $558,000 for the year ended December 31, 2010 and it remains the largest component of

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TEKNA SEAL LLC

(A LIMITED LIABILITY CORPORATION)

FINANCIAL STATEMENTS

YEARS ENDED JUNE 30, 2011 AND 2010

TEKNA SEAL LLC

TABLE OF CONTENTS

YEARS ENDED JUNE 30, 2011 AND 2010

CPAs, Consultants & Advisors
www.larsonallen.com

INDEPENDENT AUDITORS' REPORT

Board of Managers and Members
Tekna Seal LLC
Minneapolis, Minnesota

We have audited the accompanying balance sheets of Tekna Seal LLC as of June 30, 2011 and 2010, and the related statements of income, members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tekna Seal LLC as of June 30, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

LarsonAllen LLP

Minneapolis, Minnesota

August 3, 2011

(1)

TEKNA SEAL LLC

BALANCE SHEETS

JUNE 30, 2011 AND 2010

	2011	2010
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$826,047	$391,920
Accounts Receivable, Net	684,693	631,010
Inventories, Net	427,040	464,493
Prepaid Expenses	96,668	27,297
Total Current Assets	2,034,448	1,514,720

PLANT AND EQUIPMENT, Net of Accumulated Depreciation	152,622	129,047

OTHER ASSETS
Long-Term Inventory	27,086	67,425
Goodwill	3,373,437	3,373,437
Total Other Assets	3,400,523	3,440,862

Total Assets	$5,587,593	$5,084,629

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES
Accounts Payable	$257,409	$230,292
Accrued Expenses	132,454	80,474
Accrued Expenses - Related Parties	17,642	8,000
Total Current Liabilities	407,505	318,766

LONG-TERM LIABILITIES
Deferred Rent	5,642	6,283

Total Liabilities	413,147	325,049

MEMBERS' EQUITY	5,174,446	4,759,580

Total Liabilities and Members' Equity	$5,587,593	$5,084,629

See accompanying Notes to Financial Statements.

(2)

TEKNA SEAL LLC

STATEMENTS OF INCOME

YEARS ENDED JUNE 30, 2011 AND 2010

	2011		2010
	Amount	Percent	Amount	Percent

NET SALES	$5,248,812	100.0%	$3,817,461	100.0%

COST OF SALES	2,604,377	49.6	2,035,369	53.3

GROSS PROFIT	2,644,435	50.4	1,782,092	46.7

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	1,212,540	23.1	1,113,278	29.2

INCOME FROM OPERATIONS	1,431,895	27.3	668,814	17.5

OTHER INCOME (EXPENSE)
Interest Income	3,189	0.1	676	-
Interest Expense	-	-	(572)	-
Other Income, Net	11,834	0.2	60	-
Total Other Income	15,023	0.3	164	-

NET INCOME	$1,446,918	27.6	$668,978	17.5

See accompanying Notes to Financial Statements.

(3)

TEKNA SEAL LLC

STATEMENTS OF MEMBERS’ EQUITY

YEARS ENDED JUNE 30, 2011 AND 2010

				Total
	Members' Units	Members' Equity	Unit Subscriptions	Members' Equity

BALANCE AT JUNE 30, 2009	12,763	$4,642,894	$(25,592)	$4,617,302

Unit Options Exercised	50	19,994	(19,994)	-

Receipts on Unit Subscriptions	-	-	32,789	32,789

Net Income	-	668,978	-	668,978

Distributions	-	(559,489)	-	(559,489)

BALANCE AT JUNE 30, 2010	12,813	4,772,377	(12,797)	4,759,580

Unit Options Exercised	50	19,994	(19,994)	-

Receipts on Unit Subscriptions	-	-	23,192	23,192

Net Income	-	1,446,918	-	1,446,918

Distributions	-	(1,055,244)	-	(1,055,244)

BALANCE AT JUNE 30, 2011	12,863	$5,184,045	$(9,599)	$5,174,446

Member Units, Par Value $100 per Unit; 13,065 Authorized at June 30, 2011 and 2010; 12,863 and 12,813 Units Outstanding at June 30, 2011 and 2010, Respectively.

See accompanying Notes to Financial Statements.

(4)

TEKNA SEAL LLC

STATEMENTS OF CASH FLOWS

YEARS ENDED JUNE 30, 2011 AND 2010

	2011	2010
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES
Net Income	$1,446,918	$668,978
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
Depreciation and Amortization	63,837	56,833
Deferred Rent Expense	(641)	900
(Increase) Decrease in Current Assets:
Accounts Receivable	(53,683)	(65,511)
Inventories	77,792	(160,597)
Prepaid Expenses	(69,371)	4,228
Increase (Decrease) in Current Liabilities:
Accounts Payable	27,117	132,700
Accrued Expenses	61,622	(5,375)
Net Cash Provided by Operating Activities	1,553,591	632,156

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Plant and Equipment	(87,412)	(26,422)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on Long-Term Debt	-	(57,803)
Receipts on Unit Subscriptions	23,192	32,789
Member Distributions	(1,055,244)	(559,489)
Net Cash Used by Financing Activities	(1,032,052)	(584,503)

NET INCREASE IN CASH AND CASH EQUIVALENTS	434,127	21,231

Cash and Cash Equivalents - Beginning of Year	391,920	370,689

CASH AND CASH EQUIVALENTS - END OF YEAR	$826,047	$391,920

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash Paid for Interest	$-	$572

See accompanying Notes to Financial Statements.

(5)

TEKNA SEAL LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2011 AND 2010

NOTE 1	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Tekna Seal LLC is a limited liability corporation organized on September 16, 2002 under the laws of the State of Florida. The Company's plant located in Minnesota manufactures hermetic glass-to-metal components to meet customer specifications. Customers primarily serve diverse markets including petro-chemical, medical, telecommunications and military.

The Company is related through common ownership to FloMet LLC, located in Florida.

International Activity

The Company serves customers both internationally and domestically. For the year ended June 30, 2011, international sales were $211,463 (4%), while domestic sales totaled $5,037,349. For the year ended June 30, 2010, international sales were $244,277 (6%), while domestic sales totaled $3,573,184. There was $30,872 and $33,768 of outstanding accounts receivable from international customers at June 30, 2011 and 2010, respectively.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with an initial maturity of less than three months to be cash equivalents. The Company places its cash with a high credit quality financial institution and does not believe it is exposed to any significant credit risk on cash and cash equivalents. At times, cash in bank may exceed FDIC insurable limits.

Accounts Receivable

The Company uses the allowance method to account for uncollectible accounts receivable. The allowance is sufficient to cover both current and anticipated future losses. Uncollectible amounts are charged against the allowance account. Management estimated this amount based upon prior experience with customers and analysis of individual trade accounts at June 30, 2011 and 2010. An allowance for doubtful accounts of approximately $19,000 has been reserved as of June 30, 2011 and 2010.

The Company offers most customers net 30-day terms. In special situations, the Company may offer extended terms or discounts to selected customers. Accounts are considered past due when invoices become thirty days past terms. No interest is charged on past due accounts.

Inventories

The Company values inventories at the lower of cost or market (standard cost approximating purchase price) basis. It is the Company's practice to provide a valuation allowance for inventories to account for potential market pricing deflation and inventory shrinkage. Due to customer specific products and the long-term sales cycle of some products, the Company separately reports a portion of inventory that is slow moving, but is maintaining its value as a long-term asset. Management actively reviews this inventory to determine that all materials are for products still in production to determine any potential obsolescence issues.

(6)

TEKNA SEAL LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2011 AND 2010

NOTE 1	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Plant and Equipment

Plant and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Leasehold Improvements	Life of the Lease
Machinery and Equipment	3 – 10 Years

Major additions and improvements are capitalized, while replacements, maintenance and repairs, which do not improve or extend the life of the respective assets, are expensed as incurred.

Goodwill and Intangibles

Goodwill is recognized as a result of a business combination when the price paid for the acquired business exceeds the fair value of its identified net assets. Identifiable intangible assets are recognized at their fair value when acquired. Goodwill and intangible assets with indefinite useful lives are not amortized, but instead tested for impairment at least annually. Intangible assets with definite useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment.

The Company has evaluated its existing intangible assets and goodwill that were acquired in the initial business acquisition for impairment and has determined that goodwill and other intangibles are not impaired.

Revenue Recognition

The Company recognizes revenue upon shipment of products when ownership of the product is transferred to the buyer.

Freight

Shipping and handling costs are included in cost of sales. These expenditures are expensed as incurred. Any reimbursement of costs from customers is included in revenue.

Advertising

Advertising costs are charged to operations when incurred. Total advertising costs for the years ended June 30, 2011 and 2010 were approximately $40,000 and $28,000, respectively.

Financial Instruments and Credit Risk

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and notes payable. The Company's financial assets that are exposed to credit risk consist primarily of accounts receivable. No specific collateral is required. The Company has determined the fair value of its financial instruments approximates carrying value.

(7)

TEKNA SEAL LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2011 AND 2010

NOTE 1	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is not a taxpaying entity for federal and state income tax purposes, and therefore does not include a provision for income taxes. Income or loss of the Company is included in the members' income tax returns. Certain states do require the Company to withhold taxes from its members.

The Company follows the income tax standard for uncertain tax positions. The Company evaluated its tax positions and determined it has no uncertain tax positions that would materially change the financial statements as of June 30, 2011. The Company's income tax returns are subject to review and examination by federal, state and local authorities. The tax returns for the years 2008 and later are open to examination by federal and state authorities.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through August 3, 2011, the date the financial statements were available to be issued.

NOTE 2	INVENTORIES

Inventories at June 30, 2011 and 2010 consisted of the following;

	2011	2010
Raw Materials	$246,853	$240,976
Work-in-Process	59,594	112,154
Finished Goods	137,873	148,968
Reserve for Obsolescence	(17,280)	(37,605)
Total Inventory	427,040	464,493
Long-Term Inventory	27,086	67,425
Net Inventory	$454,126	$531,918

(8)

TEKNA SEAL LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2011 AND 2010

NOTE 3	PLANT AND EQUIPMENT

Plant and equipment at June 30, 2011 and 2010 consisted of the following:

	2011	2010
Manufacturing Equipment	$969,072	$903,331
Leasehold Improvements	40,871	40,871
Vehicles	21,672	8,000
Total	1,031,615	952,202
Less: Accumulated Depreciation	878,993	823,155
Net Property and Equipment	$152,622	$129,047

Depreciation expense for the years ended June 30, 2011 and 2010 was $63,837 and $56,695, respectively.

NOTE 4	LINE OF CREDIT

The Company has a line of credit with a bank for $250,000 which expires in February 2013. The line of credit is secured by all inventory, accounts receivable and contract rights of the Company and is due on demand. The line of credit bears interest at 1 month LIBOR plus 0.5% with a 5.5% floor, (5.5% at June 30, 2011). There is no balance outstanding on the lines of credit at June 30, 2011 and 2010. The Company is subject to various operating and financial covenants on an annual basis.

NOTE 5	MEMBERS' EQUITY

Buy-Sell Agreement

As part of the operating agreement, members have committed to a plan whereby the Company and other members have first right of refusal related to any third-party purchases.

NOTE 6	RELATED PARTIES

Operations

Accrued expenses due to FloMet LLC at June 30, 2011 and 2010 were $17,642 and $8,000, respectively, for board expenses. In addition, the Company has not sold any goods and services to FloMet LLC and has not purchased any goods from FloMet LLC for the years ended June 30, 2011 and 2010. The amount charged to the Company for shared board fees was $30,182 and $41,680 for the years ended June 30, 2011 and 2010, respectively.

(9)

TEKNA SEAL LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2011 AND 2010

NOTE 7	BENEFIT PLANS

401(k) Plan

The Company sponsors a 401(k) plan and matches employee contributions as determined by resolution of the Board on an annual basis. Currently, the match is 100% of employee contributions up to 5% of the employee's compensation. The amount charged to expense under the Plan was $34,115 and $33,750 for the years ended June 30, 2011 and 2010, respectively.

Incentive Plan

The Company implemented an incentive plan effective July 1, 2003. Cash incentive discretionary contributions will be made based on a percentage of operating profit compared to sales for the period. For the years ended June 30, 2011 and 2010, expense of $116,407 and $32,680, respectively, was accrued or paid to eligible employees.

NOTE 8	COMMITMENTS

Operating Leases

The Company leases its primary facility in Minneapolis under a noncancellable operating lease agreement expiring in May 2013. The lease agreement requires escalating payments of $4,270 to $4,666 per month plus real estate taxes, maintenance and insurance. Rent expense is recorded on a straight-line basis over the term of the lease due to escalating rent payments over the lease term which results in deferred rent of $5,642 and $6,283 at June 30, 2011 and 2010, respectively.

The Company has a lease for a copier under a noncancellable operating lease agreement expiring June 2014. The lease agreement requires monthly base payments of $310 plus maintenance and support.

Minimum future lease payments under these leases are as follows:

Year	Amount
2012	$58,249
2013	55,046
2014	3,720
Total	$117,015

Rent expense was $87,935 and $82,871 for the years ended June 30, 2011 and 2010, respectively.

Concentrations

For the year ended June 30, 2011, approximately 63% of the Company's total sales were from three customers. Accounts receivable at June 30, 2011 from those three customers was 73% of the total accounts receivable balance.

(10)

TEKNA SEAL LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2011 AND 2010

NOTE 8	COMMITMENTS (CONTINUED)

Concentrations (Continued)

For the year ended June 30, 2010, approximately 63% of the Company's total sales were from three customers. Accounts receivable at June 30, 2010 from those three customers was 71% of the total accounts receivable balance.

NOTE 9	UNIT OPTION PLAN

During 2006, the Company adopted a Unit Option Plan. Under the plan, the Company may grant options to its key employees for up to 502 units of ownership. The exercise price of each option equals the Company's fair value on the date of grant and an option's maximum term is five years. Vesting periods range from immediate to five years from the date of grant. Compensation costs relating to share-based payment transactions occurring prior to July 1, 2006 are recognized in the financial statements using the intrinsic value method, whereas compensation expense is recognized as the difference between the fair value of the Company and the exercise price. For the years ended June 30, 2011 and 2010, the Company recognized $-0- of compensation expense for unit options.

A summary of the status of the Company's unit option plan is presented below:

	2011		2010
		Weighted- Average Exercise		Weighted- Average Exercise
	Unit Options	Price	Unit Options	Price
Outstanding - Beginning of Year	102	$399.87	202	$399.87
Granted	-	-	-	-
Exercised	(50)	399.87	(50)	399.87
Expired	(52)	399.87	(50)	399.87
Outstanding - End of Year	-	$399.87	102	$399.87

(11)

Quadrant Metals Technologies LLC

Audited Financial Statements

Period Ending June 30, 2011

- CERTIFIED PUBLIC ACCOUNTANTS -

- REGISTERED INVESTMENT ADVISOR -

1006 N. Woodland Boulevard
James H. Dreggors, CPA	DeLand, Florida 32720	Members:
Ann J. Rigsby, CPA/PFS/CFP™	Telephone: 386-734-3398	American Institute of
Parke S. Teal, CPA/PFS (1954-2011)	Telephone: 386-734-9441	Certified Public Accountants
Ronald J. Cantlay, CPA/CFP™	Fax: 386-738-5351	Florida Institute of Certified Public
Robin C. Lennon, CPA	E-mail: drtcpa@drtcpa.com	Accountants
John A. Powers, CPA	Web: drtcpa.com	The Financial Planning Association
Charles E. Riley, CPA	INDEPENDENT AUDITORS' REPORT	the CPAllianceTM network

To the Members

Quadrant Metals Technologies LLC

We have audited the accompanying consolidated balance sheet of Quadrant Metals Technologies LLC and subsidiaries as of June 30, 2011, and the related consolidated statements of income, members' equity, and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Tekna Seal LLC, a majority owned subsidiary, which statements reflect total assets and revenues constituting 25 percent and 26 percent, respectively of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Tekna Seal LLC, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Quadrant Metals Technologies LLC and subsidiaries as of June 30, 2011, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Dreggors, Rigsby & Teal, P.A.

August 17, 2011, except for Significant Business Acquisitions section of Note A, as to which the date is May 10, 2012

"Providing valued financial services for your personal and business needs."

Quadrant Metals Technologies LLC

Consolidated Balance Sheet

June 30, 2011

Assets

Current Assets
Cash and Cash Equivalents	$1,740,245
Accounts Receivable, Net of Allowance for Doubtful Accounts	3,539,590
Due from Member	6,572
Inventories	4,357,811
Prepaid Expenses and Other Assets	715,204
Total Current Assets	10,359,422

Plant and Equipment, Net of Accumulated Depreciation	4,597,986

Long-Term Assets
Goodwill	6,834,493
Other Long-Term Assets	324,009
Total Long-Term Assets	7,158,502

Total Assets	$22,115,910

Liabilities and Members' Equity

Current Liabilities
Current Portion of Long-Term Debt	$1,452,330
Line of Credit Payable	700,000
Accounts Payable	1,074,055
Accrued Payroll and Related Liabilities	503,964
Other Accrued Expenses	166,638
Due to Related Party	116,385
Unearned Mold Income	197,114
Total Current Liabilities	4,210,486

Long-Term Liabilities
Long-Term Debt, Net of Current Portion	5,903,312
Deferred Rent	5,642
Total Long-Term Liabilities	5,908,954

Minority Shareholders' Interests	2,017,636

Members' Equity	9,978,834

Total Liabilities and Members' Equity	$22,115,910

See accompanying notes and accountant’s report.

1

Quadrant Metals Technologies LLC

Consolidated Statement of Income

For the Period Ended June 30, 2011

Revenues
Sales	$20,390,763
Interest Income	11,293
Other Income	14,091
Total Revenues	20,416,147

Cost and Expenses
Cost of Sales	12,843,216
Selling, General and Administrative Expenses	4,589,812
Interest Expense	272,291
Total Cost and Expenses	17,705,319

Earnings Before Minority Interest	2,710,828

Minority Interest	(2,604,630)

Net Income	$106,198

See accompanying notes and accountant’s report.

2

Quadrant Metals Technologies LLC

Consolidated Statement of Members’ Equity

For the Period Ended June 30, 2011

Balance, June 30, 2010	$11,000,562

Initial Capitalization	250,000

Payments on Notes Receivable	43,163

Earnings Before Minority Interest	2,710,828

Distributions	(2,008,083)

Balance, June 30, 2011	$11,996,470

Total Equity Reported on Balance Sheets:

Minority Shareholders' Interests	$2,017,636

Members' Equity	9,978,834

$11,996,470

See accompanying notes and accountant’s report.

3

Quadrant Metals Technologies LLC

Consolidated Statement of Cash Flows

For the Period Ended June 30, 2011

Cash Flows from Operating Activities
Earnings Before Minority Interest	$2,710,828
Adjustments to Reconcile Net Income to Net Cash Provided By
Operating Activities:
Depreciation and Amortization	638,220
Deferred Rent Expense	(641)
(Increase) Decrease in Assets
Accounts Receivable	(1,596,822)
Due from Related Party	(92,353)
Due from Member	1,172
Inventory	(2,692,264)
Prepaid Expenses and Other Assets	(222,490)
Other Long-Term Assets	(213,765)
Increase (Decrease) in Liabilities
Accounts Payable	491,066
Other Accrued Expenses	204,579
Due to Related Party	199,718
Unearned Mold Income	92,253
Net Cash Provided by Operating Activities	(480,499)

Cash Flows from Investing Activities
Purchase of Goodwill	(3,461,056)
Investment in General Flange & Forge LLC	(2,250,000)
Investment in Plant and Equipment	(1,420,020)
Net Cash Used by Investing Activities	(7,131,076)

Cash Flows from Financing Activities
Proceeds from Issuance of Long-Term Debt	6,810,475
Loan Costs on Issuance of Long-Term Debt	(54,980)
Payments on Long-Term Debt	(760,376)
Proceeds from Member Shares Issued	2,543,162
Distributions to Members	(2,008,083)
Net Cash Used in Financing Activities	6,530,198

Net Increase (Decrease) in Cash and Cash Equivalents	(1,081,377)

Cash and Cash Equivalents, Beginning of Year	2,821,622

Cash and Cash Equivalents, End of Year	$1,740,245

Supplemental Disclosures of Cash Flow Information
Cash Paid During the Year for Interest	$260,813

Non-Cash Financing Activity
Membership units of Tekna Seal LLC were contributed to the Company	$4,459,227
Membership units of FloMet LLC were contributed to the Company	$5,655,740

See accompanying notes and accountant’s report.

4

Quadrant Metals Technologies LLC

Notes to Financial Statements

June 30, 2011

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company is a limited liability company organized on March 1, 2011 under the laws of the State of Delaware. The Company serves as a holding company that owns a majority interest in several manufacturing businesses (FloMet LLC, Tekna Seal LLC, and General Flange & Forge LLC). The Company has 35,000 membership units authorized and 32,832 membership units issued and outstanding.

Significant Business Acquisitions

The Company acquired a 90% ownership of General Flange & Forge LLC on March 1, 2011 with an initial cash investment in General Flange and Forge LLC of $2,250,000. General Flange & Forge LLC began business on March 1, 2011. With the initial cash investments of its shareholders and a bank loan, General Flange & Forge LLC purchased assets and assumed liabilities of General Flange & Forge, Inc. for $5,506,829 on April 18, 2011. The allocation of the purchase price of General Flange & Forge, Inc. is as follows:

Cash	$326,403
Accounts Receivable	933,110
Inventory	2,112,407
Fixed Assets	572,620
Other Assets	15,750
Goodwill	1,711,380
Accounts Payable	(164,841)

General Flange & Forge LLC manufactures domestic flanges in carbon steel, stainless steel and alloys. All activity for General Flange and Forge LLC has been reflected in the consolidated statement of income. The

The Company acquired an 85.0346% ownership of Tekna Seal LLC on May 1, 2011 by exchanging membership units of Quadrant Metals Technologies LLC for membership units of Tekna Seal LLC that were originally owned by the members of Quadrant Metals Technologies LLC. The investment in Tekna Seal LLC has been recorded on the books of Quadrant Metals Technologies LLC at the Tekna Seal LLC book value. Tekna Seal LLC manufactures hermetic glass-to-metal components to meet customer specifications. The annual activity of Tekna Seal LLC is reflected in the consolidated statement of income with the activity occurring prior to acquisition listed as a part of the "Minority Interest" allocation.

The Company acquired an 84.99% ownership of FloMet LLC on June 30, 2011 by exchanging membership units of Quadrant Metals Technologies LLC for membership units of FloMet LLC that were originally owned by the members of Quadrant Metals Technologies LLC. The investment in FloMet LLC has been recorded on the books of Quadrant Metals Technologies LLC at the FloMet LLC book value. FloMet LLC manufactures component parts from metal powder, primarily stainless steel base, to customer specifications. Since the ownership changed at the end of the day on the last day of the fiscal year, no income and expense is attributed to the Company for the year ending June 30, 2011. The annual activity of FloMet LLC is reported in the financial statements as part of the "Minority Interest" allocation on the consolidated statement of income.

5

Quadrant Metals Technologies LLC

Notes to Financial Statements

June 30, 2011

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries for the year ending June 30, 2011. All intercompany balances and transactions have been eliminated upon consolidation.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with an initial maturity of less than three months to be cash equivalents. The Company places its cash with high credit quality financial institutions and does not believe it is exposed to any significant credit risk on cash and cash equivalents. At times, cash in bank may exceed FDIC insurable limits.

Accounts Receivable

The Company uses the allowance method to account for uncollectible accounts receivable. The Company estimates its allowance for doubtful accounts based on length of time past due and ability to pay the obligation. An allowance for doubtful accounts of $69,092 has been reserved as of June 30, 2011.

Inventories

Inventories are stated at the lower of average cost or market value. It is the Company's practice to provide a valuation allowance for inventories to account for potential market pricing deflation and inventory shrinkage.

Investments

The Company uses the equity method for accounting for its investments in closely held businesses. In applying the equity method, the Company records its initial investment at cost and subsequently increases or decreases the carrying amount of the investment by its proportionate share of the net earning or losses and other income of the investee. Equity distributions are recorded as reductions in the carrying value of the investment.

Plant and Equipment

Plant and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Useful Life

Building and Improvements	7 to 40 years
Machinery and Equipment	3 to 12 years

Major additions and improvements are capitalized, while replacements, maintenance and repairs, which do not improve or extend the life of the respective assets, are expensed as incurred.

6

Quadrant Metals Technologies LLC

Notes to Financial Statements

June 30, 2011

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill and Intangibles

Goodwill is recognized as a result of a business combination when the price paid for the acquired business exceeds the fair value of its identified net assets. Identifiable intangible assets are recognized at their fair value when acquired. Goodwill and intangible assets with indefinite useful lives are not amortized, but instead tested for impairment at least annually. Intangible assets with definite useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment.

Unearned Income

Unearned income consists of customer deposits for the development of molds used in the manufacturing process. As of June 30, 2011, the Company had $197,114 of unearned income related to mold development. The Company recognizes revenue and the related expenses when the customer approves the mold for production. Accordingly, as of June 30, 2011, the Company has incurred costs of $105,600 related to molds in the process of being developed which have been deferred and are included in prepaid expenses and other assets on the accompanying balance sheet.

Research and Development Costs

Research and development costs are expensed as incurred. The majority of these expenditures consist of salaries for engineering and manufacturing personnel and fees paid to consultants for services rendered. For the year ended June 30, 2011, the Company incurred $1,102,000 for research and development, which is included in selling, general and administrative expenses on the accompanying statement of income.

Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, notes and accounts receivable, accrued liabilities, and notes and accounts payable. It is management's opinion that the Company is not exposed to significant interest rate or credit risks arising from these instruments. Unless otherwise noted, the fair values of these financial instruments approximate their carrying values.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

No provision for income taxes has been recorded in the financial statements as Members are required to report their share of the Company's earnings or losses in their respective income tax returns.

7

Quadrant Metals Technologies LLC

Notes to Financial Statements

June 30, 2011

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Presentation of Certain Taxes

The Company collects various taxes from customers and remits these amounts to applicable taxing authorities. The Company's accounting policy is to exclude these taxes from revenues and cost of sales.

Advertising

Advertising costs are charged to operations when incurred. Total advertising costs for the year ended June 30, 2011 was approximately $131,567.

Date of Management's Review

Subsequent events have been evaluated through August 17, 2011, which is the date the financial statements were available to be issued.

NOTE B – ACCOUNTS RECEIVABLE

Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Changes in the valuation allowance have historically not been material to the financial statements.

The Company has no policy requiring collateral or other security to support its accounts receivable, however, it is in possession of the customers' tools and the sales contract provides that title for the tool will transfer to the Company in the event of nonpayment.

During the year ended June 30, 2011, FloMet LLC, a majority owned subsidiary derived approximately 57 percent of its total net sales from three customers. At June 30, 2011, receivables totaling approximately $914,128 were from these three customers.

NOTE C – INVENTORY

Inventories, net at June 30, 2011 consisted of the following:

2011

Raw Materials and Supplies	$1,302,031
Work In Process	822,354
Finished Goods	2,213,407
Spare Parts	217,299
Reserve for Obsolescence	(197,280)

$4,357,811

8

Quadrant Metals Technologies LLC

Notes to Financial Statements

June 30, 2011

NOTE D – PLANT AND EQUIPMENT

Plant and equipment at June 30, 2011 consisted of the following:

2011

Building and Improvements	$2,070,076
Machinery and Equipment	8,220,929
Leasehold Improvements	40,871
Vehicles	111,083
Construction in Process	160,392
10,603,351
Less: Accumulated Depreciation	6,005,365

$4,597,986

NOTE E – LONG-TERM DEBT

Long-term debt payable at June 30, 2011, consisted of the following:

Note payable to bank; collateralized by building; due in monthly principal and interest payments of $9,335 with interest at 7.49%; the interest rate will adjust based on the Five Year United States Treasury Bill Rate plus 350 basis points; balance due November 2021.	$810,830

Note payable to bank; collateralized by equipment; due in monthly principal and interest payments of $24,027 with interest at 7.30%; balance due April 2012.	232,280

Note payable to bank; collateralized by equipment; due in monthly principal and interest payments of $14,334 with interest at 7.50%; balance due December, 2014.	526,757

Note payable to bank with maximum draws of $500,000; collateralized by equipment; payable in interest only payments at 5.00% until January 2012, followed by principal and interest payments calculated based on the final loan draw at 6.50%; balance due December, 2015.	126,494

Note payable to bank; collateralized by equipment; due in monthly principal and interest payments of 10,362 with interest at 6.00%; balance due December, 2015.	456,621

Note payable to bank; collateralized by equipment, inventory, and accounts receivable; due in monthly principal and interest payments of $58,000 with interest at 5.95%; balance due March, 2016.	2,870,946

Note payable to bank; collateralized by equipment, inventory, and accounts receivable; due in monthly principal and interest payments of $17,572 with interest at 5.95%; balance due March, 2016.	884,108

9

Quadrant Metals Technologies LLC

Notes to Financial Statements

June 30, 2011

NOTE E – LONG-TERM DEBT (continued)

Note payable to bank; collateralized by equipment, inventory, and accounts receivable; due in monthly principal and interest payments of $28,772 with interest at 5.95%; balance due March, 2016.	1,447,606

Total Long-Term Debt	7,355,642

Less: Current Portion	(1,452,330)

Total Long-Term Debt Less Current Portion	$5,903,312

Maturities on notes payable at June 30, 2011, are as follows:

2012	$1,452,330
2013	1,360,768
2014	1,448,296
2015	1,453,803
2016	1,135,070
2017 – 2021	445,817
2022	59,558

$7,355,642

NOTE F – UNUSED LINES OF CREDIT

The Company has an available line of credit of up to $750,000, due November, 2011, bearing interest at 5.00%, which is collateralized by accounts receivable and inventory. At June 30, 2011, the outstanding balance on the line of credit was $700,000.

The Company has an available line of credit of up to $250,000, due February, 2013, bearing interest at 5.5%, which is collateralized by inventory, accounts receivable, and contract rights of the Company. At June 30, 2011, there was no outstanding balance on the line of credit.

NOTE G – RETIREMENT PLANS

The Company sponsors a 401(k) plan and matches employee contributions as determined by resolution of the Board on an annual basis. The amount charged to expense under the Plan was $190,482 for the year ended June 30, 2011.

NOTE H – PROFIT SHARING CASH INCENTIVE PLAN

Certain full-time salaried employees of the Company are covered under a contributory profit sharing plan. The Company's contributions are based on amounts established at the discretion of the Board. The Company's contributions to this plan for the year ended June 30, 2011 were $232,121.

10

Quadrant Metals Technologies LLC

Notes to Financial Statements

June 30, 2011

NOTE I – COMMITMENTS

The Company leases land and facilities under noncancellable operating lease agreements expiring through October 31, 2014 but contain various renewal options.

The Company leases a copy machine under a noncancellable operating lease agreement expiring on August 31, 2013.

At June 30, 2011, future rental commitments in excess of one year under noncancellable operating leases were as follows:

2012	$271,240
2013	143,996
2014	93,657
2015	33,600

$542,493

Rent expenses were $199,201 for the year ended June 30, 2011.

NOTE J – FLOMET LLC SHARE OPTION PLANS

2000 Share Option Plan

During July 2000, the Board adopted its 2000 incentive share option plan (the 2000 Plan) in order to attract and retain key managerial personnel. The Company reserved 658 of its authorized shares to be subject to option.

Under the 2000 Plan, the shares subject to option may be granted at the sole discretion of the Board. The option price is based upon eight times the Company's earnings before interest, taxes, depreciation and amortization (EBITDA) for the immediately preceding twelve months, divided by the number of outstanding shares, as defined in the Plan, as of the date the option was granted.

As of June 30, 2011, the Company has granted options for 536 shares ranging from $788 to $2,890 per share. A total of 464 shares have been exercised. The options are exercisable, and vest, at varying rates as determined by the Board. The plan originally provided that the optionee had 180 days from the date the applicable portion of the option vested to exercise the option, or it expired. However, during 2004, the Company modified the 2000 Plan to extend each optionee's expiration dates by four years. The options also expire upon the optionee's termination of employment from the Company for any reason. The Company can finance the exercise price under terms agreeable to the Board of Managers, secured by the shares; however, the shares cannot be issued until the Company has received full payment. At June 30, 2011, the balance of notes receivable related to financed option purchases was $41,616. Payments on the notes receivable are to be made from incentive compensation earned by the optionee. In the event insufficient incentive compensation is earned by the optionee to meet the principal payments due under the note receivable, the payments can be waived until sufficient incentive compensation is earned.

11

Quadrant Metals Technologies LLC

Notes to Financial Statements

June 30, 2011

NOTE J – FLOMET LLC SHARE OPTION PLANS (continued)

If the optionee's employment with the Company terminates prior to vesting, the redemption price is the purchase price plus 6 percent compounded annually. If the shares are fully vested the redemption price will be eight times EBITDA for the most recent 12-month period, multiplied by a fraction, the numerator of which shall be the number of shares being redeemed and the denominator of which shall be the number of outstanding shares on the date the Company gave notice of its right to redemption.

The Company applies FASB ASC 718-10-30-22 in accounting for options issued to employees, which is referred to as the intrinsic value method. The value of each option granted is estimated using the Black-Scholes option pricing model.

The following assumptions were made in estimating the minimum value for the initial 446 shares granted in July, 2000: risk free rate of 6.34% in 2000, no dividend yield, expected life of five years and no expected volatility. Since the options are deemed non-compensatory, no compensation expense related to their issuance has been recognized in the financial statements. Had compensation cost been determined on the basis of minimum value pursuant to FASB ASC 718-10-30, the additional aggregate compensation expense recognized in prior years would have been approximately $96,000.

The following assumptions were made in estimating the minimum value for the additional 90 shares granted in November, 2008: risk free rate of $4.24% in 2008, no dividend yield, expected life of five years and no expected volatility. Since the options are deemed non-compensatory, no compensation expense related to their issuance has been recognized in the financial statements. Had compensation cost been determined in the basis of minimum value pursuant to FASB ASC 718-10-30, the additional aggregate compensation expense recognized in prior years would have been $-0-.

2006 Share Option Plan

During April 2006, the Board adopted its 2006 incentive share option plan (the 2006 Plan) to advance the interests of the Company by providing an additional incentive to attract and retain qualified and competent persons who are key to the Company. The Company reserved 390 of its authorized shares to be subject to option.

Under the 2006 Plan, the shares subject to option may be granted at the sole discretion of the Board. The option price is based upon eight times the Company's earnings before interest, taxes, depreciation and amortization (EBITDA) for the immediately preceding twelve months multiplied by a fraction, the numerator of which shall be the number of shares subject to the option and the denominator of which shall be the number of outstanding shares on the date the option was granted.

The Company applies FASB ASC 718-10-30-22 in accounting for options issued to employees, which is referred to as the intrinsic value method. The value of each option granted is estimated using the Black-Scholes option pricing model.

As of June 30, 2011, 390 share options have been granted under the 2006 Plan, of which 234 have been exercised, and 156 are exercisable. Options granted under the 2006 Plan vest on the following vesting schedule: (i) beginning on July 1, 2006 and continuing for 180 days thereafter, such option shall be exercisable as to 20% of the shares covered by such option; (ii) beginning on the date that is one year after July 1, 2006 and continuing for 180 days thereafter, such option shall be exercisable as to 20% of the shares covered by such option; (iii) beginning on the date that is two years after July 1, 2006 and continuing for 180 days thereafter, such option shall be exercisable as to 20% of the shares covered by

12

Quadrant Metals Technologies LLC

Notes to Financial Statements

June 30, 2011

NOTE J – FLOMET LLC SHARE OPTION PLANS (continued)

such option; (iv) beginning on the date that is three years after July 1, 2006 and continuing for 180 days thereafter, such option shall be exercisable as to 20% of the shares covered by such option; (v) beginning on the date that is four years after July 1, 2006 and continuing for 180 days thereafter, such option shall be exercisable as to 20% of the shares covered by such option or it expires. The Company can finance the exercise price under terms agreeable to the Board of Managers, secured by the shares; however, the shares cannot be issued until the Company has received full payment.

At June 30, 2011 the balance of notes receivable related to financed option purchase was $189,905. Payments on the notes receivable are to be made from incentive compensation earned by the optionee. In the event insufficient incentive compensation is earned by the optionee to meet the principal payments due under the note receivable, the payments can be waived until sufficient incentive compensation is earned.

The following assumptions were made in estimating the minimum value: risk free rate of 4.89%, in 2006, no dividend yield, expected life of five years and no expected volatility. Since the options are deemed non-compensatory, no compensation expense related to their issuance has been recognized in the financial statements. Had compensation cost been determined on the basis of minimum value pursuant to FASB ASC 718-10-30, the additional aggregate compensation expense recognized in prior years would have been approximately $69,000.

If the optionee's employment with the Company terminates prior to vesting, the redemption price is the purchase price plus 6 percent of such purchase price multiplied by a fraction, the numerator of which shall be the number of days that the shares were held by the optionee and the denominator of which shall be 365. If the shares are fully vested the redemption price will be eight times EBITDA for the most recent 12-month period, multiplied by a fraction, the numerator of which shall be the number of shares being redeemed and the denominator of which shall be the number of outstanding shares on the date the Company gave notice of its right to redemption.

Additional Disclosures

Both the 2000 and 2006 Plans provide that in the event the Company is sold and remains a surviving entity, the Company shall give written notice of such transaction to holders of outstanding options at least fifteen days prior to the effective date of such transaction, and each such holder shall have the option of exercising his vested options prior to such transaction; provided, further, that to the extent that any such holder's options are not then fully vested pursuant to the terms of the Plan and the applicable option agreement, the unvested options of such holder that would otherwise vest in the future shall automatically vest and be exercisable upon the effective date of such notice.

NOTE K – TEKNA SEAL LLC SHARE OPTION PLANS

During 2006, the company adopted a Unit Option Plan. Under the plan, the company may grant options to its key employees for up to 502 units of ownership. The exercise price of each option equals the company's fair value on the date of grant and an options' maximum term is five years. Vesting periods range from immediate to five years from the date of grant. Compensation costs relating to share-based payments transactions occurring prior to July 1, 2006 are recognized in the financial statements using the intrinsic value method, whereas compensation expenses is recognized as the difference between the fair value of the company and the exercise price. For the year ended June 30, 2011, the company recognized $0 of compensation expense for unit options.

13

Quadrant Metals Technologies LLC

Notes to Financial Statements

June 30, 2011

NOTE L – RELATED PARTY TRANSACTIONS

During 2011, the Company hired Quadrant Management Inc. to provide investment banking and management consulting services. Quadrant Management Inc. has similar majority ownership the Company. The Company incurred $400,000 in fees during the year ending June 30, 2011. As of June 30, 2011, the company owed $350,000 to Quadrant Management Inc.

14

Quadrant Metals Technologies LLC
Consolidating Balance Sheets
June 30, 2011

	Quadrant						Consolidated
	Metals		General Flange	Tekna		Less: Intercompany	Quadrant Metals
	Technologies LLC	FloMet LLC	& Forge LLC	Seal LLC	Total	Eliminations	Technologies LLC
Assets

Current Assets
Cash and Cash Equivalents	$50,860	$570,684	$292,654	$826,047	$1,740,245	$-	$1,740,245
Accounts Receivable, Net of Allowance for Doubtful Accounts	-	1,954,796	900,101	684,693	3,539,590	-	3,539,590
Due from Related Party	-	75,975	25,000	-	100,975	(100,975)	-
Due from Member	-	6,572	-	-	6,572	-	6,572
Inventories	-	1,824,097	2,106,674	427,040	4,357,811	-	4,357,811
Prepaid Expenses and Other Assets	-	604,012	14,524	96,668	715,204	-	715,204
Total Current Assets	50,860	5,036,136	3,338,953	2,034,448	10,460,397	(100,975)	10,359,422

Plant and Equipment, Net of Accumulated Depreciation	-	3,883,914	561,450	152,622	4,597,986	-	4,597,986

Long-Term Assets
Goodwill	-	1,749,293	1,711,763	3,373,437	6,834,493	-	6,834,493
Investment in General Flange & Forge LLC	2,226,175	-	-	-	2,226,175	(2,226,175)	-
Investment in Tekna Seal LLC	4,626,675	-	-	-	4,626,675	(4,626,675)	-
Investment in FloMet LLC	5,655,740	-	-	-	5,655,740	(5,655,740)	-
Other Long-Term Assets	54,705	60,956	181,262	27,086	324,009	-	324,009
Total Long-Term Assets	12,563,295	1,810,249	1,893,025	3,400,523	19,667,092	(12,508,590)	7,158,502

Total Assets	$12,614,155	$10,730,299	$5,793,428	$5,587,593	$34,725,475	$(12,609,565)	$22,115,910

Liabilities and Members' Equity

Current Liabilities
Current Portion of Long-Term Debt	$426,774	$534,794	$490,762	$-	$1,452,330	$-	$1,452,330
Line of Credit Payable	-	700,000	-	-	700,000	-	700,000
Accounts Payable	-	408,999	407,647	257,409	1,074,055	-	1,074,055
Accrued Payroll and Related Liabilities	-	330,203	41,307	132,454	503,964	-	503,964
Other Accrued Expenses	11,561	155,077	-	-	166,638	-	166,638
Due to Related Party	49,718	150,000	-	17,642	217,360	(100,975)	116,385
Unearned Mold Income	-	197,114	-	-	197,114	-	197,114
Total Current Liabilities	488,053	2,476,187	939,716	407,505	4,311,461	(100,975)	4,210,486

Long-Term Liabilities
Long-Term Debt, Net of Current Portion	1,904,940	1,618,188	2,380,184	-	5,903,312	-	5,903,312
Deferred Rent	-	-	-	5,642	5,642	-	5,642
Total Long-Term Liabilities	1,904,940	1,618,188	2,380,184	5,642	5,908,954	-	5,908,954

Minority Shareholders' Interests	-	995,906	247,353	774,377	2,017,636	-	2,017,636

Members' Equity	10,221,162	5,640,018	2,226,175	4,400,069	22,487,424	(12,508,590)	9,978,834

Total Liabilities and Members' Equity	$12,614,155	$10,730,299	$5,793,428	$5,587,593	$34,725,475	$(12,609,565)	$22,115,910

See accountant's report.

15

Quadrant Metals Technologies LLC
Consolidating Statements of Income
For the Period Ended June 30, 2011

	Quadrant						Consolidated
	Metals		General Flange	Tekna		Less: Intercompany	Quadrant Metals
	Technologies LLC	FloMet LLC	& Forge LLC	Seal LLC	Total	Eliminations	Technologies LLC
Revenues
Sales	$-	$13,752,051	$1,389,900	$5,248,812	$20,390,763	$-	$20,390,763
Income from General Flange & Forge LLC	(23,825)	-	-	-	(23,825)	23,825	-
Income from Tekna Seal LLC	167,451	-	-	-	167,451	(167,451)	-
Interest Income	-	8,104	-	3,189	11,293	-	11,293
Other Income	-	-	2,257	11,834	14,091	-	14,091
Total Revenues	143,626	13,760,155	1,392,157	5,263,835	20,559,773	(143,626)	20,416,147

Cost and Expenses
Cost of Sales	-	9,324,358	914,481	2,604,377	12,843,216	-	12,843,216
Selling, General and Administrative Expenses	1,465	2,916,605	459,202	1,212,540	4,589,812	-	4,589,812
Interest Expense	35,963	191,382	44,946	-	272,291	-	272,291
Other Expenses	-	-	-	-	-	-	-
Total Cost and Expenses	37,428	12,432,345	1,418,629	3,816,917	17,705,319	-	17,705,319

Earnings Before Minority Interest	106,198	1,327,810	(26,472)	1,446,918	2,854,454	(143,626)	2,710,828

Minority Interest	-	(1,327,810)	2,647	(1,279,467)	(2,604,630)	-	(2,604,630)

Net Income	$106,198	$-	$(23,825)	$167,451	$249,824	$(143,626)	$106,198

See accountant's report.

16

Quadrant Metals Technologies LLC
Consolidating Statements of Members' Equity
For the Year Period June 30, 2011

	Members' Equity							Share Options							Total
	Quadrant Metals Technologies LLC	FloMet LLC	General Flange & Forge LLC	Tekna Seal LLC	Total	Less: Intercompany Eliminations	Consolidated Total	Quadrant Metals Technologies LLC	FloMct LLC	General Flange & Forage LLC	Tekna Seal LLC	Total	Less: Intercompany Eliminations	Consolidated Total	Quadrant Metals Technologies LLC	FloMet LLC	General Flange & Forge LLC	Tekna Seal LLC		Total	Less: Intercompany Eliminations	Total
Balance, June 30, 2010	$-	$6,109,368	$-	$4,772,377	$10,881,745	$-	$10,881,745	$-	$131,614	$-	$(12,797)	$118,817	$-	$118,817	$-	$6,240,982	$-	$4,759,580		$11,000,562	$-	$11,000,562

Initial Capitalization	10,114,964	-	2,500,000	-	12,614,964	(12,364,964)	250,000	-	-	-	-	-	-	-	10,114,964	-	2,500,000	-		12,614,964	(12,364,964)	250,000

Issuance of Share Options	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-		-	-	-

Payments on Notes Receivable	-	-	-	-	-	-	-	-	19,971	-	23,192	43,163	-	43,163	-	19,971	-	23,192		43,163	-	43,163

Payment and Exercise of Share Options Issued	-	12,608	-	19,994	32,602	-	32,602	-	(12,608)	-	(19,994)	(32,602)	-	(32,602)	-	-	-		-	-	-	-

Earnings Before Minority Interest	106,198	1,327,810	(26,472)	1,446,918	2,854,454	(143,626)	2,710,828	-	-	-	-	-	-	-	106,198	1,327,810	(26,472)	1,446,918		2,854,454	(143,626)	2,710,828

Distributions	-	(952,839)	-	(1,055,244)	(2,008,083)	-	(2,008,083)	-	-	-	-	-	-	-	-	(952,839)	-	(1,055,244)		(2,008,083)	-	(2,008,083)

Balance, June 30, 2011	$10,221,162	$6,496,947	$2,473,528	$5,184,045	$24,375,682	$(12,508,590)	$11,867,092	$-	$138,977	$-	$(9,599)	$129,378	$-	$129,378	$10,221,162	$6,635,924	$2,473,528	$5,174,446		$24,505,060	$(12,508,590)	$11,996,470

										Total Eqiuty Reported on Balance Sheets:					$-	$995,906	$247,353	$774,377		$2,017,636	$-	$2,017,636

										Minority Shareholders' Interests					10,221,162	5,640,018	2,226,175	4,400,069		22,487,424	(12,508,590)	9,978,834

										Members' Equity					$10,221,162	$6,635,924	$2,473,528	$5,174,446		$24,505,060	$(12,508,590)	$11,996,470

See accountant's report.

17

Quadrant Metals Technologies LLC
Consolidating Statements of Cash Flows
For the Period Ended June 30, 2011

	Quadrant						Consolidated
	Metals		General Flange	Tekna		Less: Intercompany	Quadrant Metals
	Technologies LLC	FloMet LLC	& Forge LLC	Seal LLC	Total	Eliminations	Technologies LLC
Cash Flows from Operating Activities
Earnings Before Minority Interest	$106,198	$1,327,810	$(26,472)	$1,446,918	$2,854,454	$(143,626)	$2,710,828
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:
Depreciation and Amortization	1,460	546,370	26,553	63,837	638,220	-	638,220
Income from General Flange & Forge LLC	23,825	-	-	-	23,825	(23,825)	-
Income from Tekna Seal LLC	(167,451)	-	-	-	(167,451)	167,451	-
Deferred Rent Expense	-	-	-	(641)	(641)	-	(641)
(Increase) Decrease in Assets					-	-	-
Accounts Receivable	-	(643,038)	(900,101)	(53,683)	(1,596,822)	-	(1,596,822)
Due from Related Party	-	(67,353)	(25,000)	-	(92,353)	-	(92,353)
Due from Member	-	1,172	-	-	1,172	-	1,172
Inventory	-	(663,382)	(2,106,674)	77,792	(2,692,264)	-	(2,692,264)
Prepaid Expenses and Other Assets	-	(138,595)	(14,524)	(69,371)	(222,490)	-	(222,490)
Other Long-Term Assets	(24,721)	(23,956)	(165,088)	-	(213,765)	-	(213,765)
Increase (Decrease) in Liabilities					-	-	-
Accounts Payable	-	56,302	407,647	27,117	491,066	-	491,066
Other Accrued Expenses	11,561	90,089	41,307	61,622	204,579	-	204,579
Due to Related Party	49,718	150,000	-	-	199,718	-	199,718
Unearned Mold Income	-	92,253	-	-	92,253	-	92,253
Net Cash Provided by Operating Activities	590	727,672	(2,762,352)	1,553,591	(480,499)	-	(480,499)

Cash Flows from Investing Activities
Purchase of Goodwill	-	(1,749,293)	(1,711,763)	-	(3,461,056)	-	(3,461,056)
Investment in General Flange & Forge LLC	(2,250,000)	-	-	-	(2,250,000)	-	(2,250,000)
Investment in Plant and Equipment	-	(751,964)	(580,644)	(87,412)	(1,420,020)	-	(1,420,020)
Net Cash Used by Investing Activities	(2,250,000)	(2,501,257)	(2,292,407)	(87,412)	(7,131,076)	-	(7,131,076)

Cash Flows from Financing Activities
Proceeds from Issuance of Long-Term Debt	2,400,000	1,410,475	3,000,000	-	6,810,475	-	6,810,475
Loan Costs on Issuance of Long-Term Debt	(31,447)	-	(23,533)	-	(54,980)	-	(54,980)
Payments on Long-Term Debt	(68,283)	(563,039)	(129,054)	-	(760,376)	-	(760,376)
Proceeds from Member Shares Issued	-	19,970	2,500,000	23,192	2,543,162	-	2,543,162
Distributions to Members	-	(952,839)	-	(1,055,244)	(2,008,083)	-	(2,008,083)
Net Cash Used in Financing Activities	2,300,270	(85,433)	5,347,413	(1,032,052)	6,530,198	-	6,530,198

Net Increase (Decrease) in Cash and Cash Equivalents	50,860	(1,859,018)	292,654	434,127	(1,081,377)	-	(1,081,377)

Cash and Cash Equivalents, Beginning of Year	-	2,429,702		391,920	2,821,622		2,821,622

Cash and Cash Equivalents, End of Year	$50,860	$570,684	$292,654	$826,047	$1,740,245	$-	$1,740,245

Supplemental Disclosures of Cash Flow Information
Cash Paid During the Year for Interest	$24,402	$191,465	$44,946	$-	$260,813	$-	$260,813

Non-Cash Financing Activity
Membership units of Tekna Seal LLC were contributed to the Company	$4,459,227	$-	$-	$-	$4,459,227	$-	$4,459,227
Membership units of FloMet LLC were contributed to the Company	$5,655,740	$-	$-	$-	$5,655,740	$-	$5,655,740

See accountant's report.

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